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06014714

82- SUBMISSIONS FACING SHEET

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Hypothekenbank in Essen

*CURRENT ADDRESS

**FORMER NAME

**NEW ADDRESS

FILE NO. 82- 4883 FISCAL YEAR 12-31-05

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B (INITIAL FILING)	☐	AR/S (ANNUAL REPORT)	☑
12G32BR (REINSTATEMENT)	☐	SUPPL (OTHER)	☐
DEF 14A (PROXY)	☐		

OICF/BY: dlw

DAT : 6/28/06

Annual Report 2005


12-31-05
AR/S


HYPOTHEKENBANK IN ESSEN AG

1997	1998	1999	2000	2001	2002	2003	2004	2005
35,471	45,596	55,905	58,771	69,553	70,979	74,299[1]	79,461	92,781
1,715	1,827	1,841	2,271	3,003	4,290	5,822	7,258	6,926
29,389	35,873	39,810	36,097	36,841	35,870	34,764	33,102	35,824
2,689	5,918	10,701	16,493	24,349	24,286	25,179[1]	30,588	39,855
672	888	1,591	2,415	2,703	4,035	5,647[1]	5,047	7,352
1,219	1,087	1,078	1,272	1,305	1,884	2,703	4,173	4,250
30,077	38,684	48,379	47,015	54,519	50,738	51,477	52,571	60,972
3,418	4,872	5,281	9,170	12,182	16,855	18,452[1]	20,855	25,770
266	415	574	1,216	1,366	1,627	2,517	1,956	1,770
14,238	14,856	16,706	13,714	5,297	4,235	7,148	4,538	10,898
2,907	4,518	6,771	12,494	16,632	12,420	8,016	10,541	16,156
311	377	454	426	554	554	584	654	699
129	187	243	255	279	284	324	319	293
155	189	244	244	298	297	348	358	290
125.8	149.9	168.6	161.2	170.9	187.5	213.5	205.9	249.3
8.4	8.0	9.3	9.8	10.6	10.8	12.1	13.7	14.8
5.9	7.1	8.2	8.9	9.5	9.4	11.2	14.4	16.5
1.6	1.5	3.2	3.5	3.4	3.0	2.2	13.0	2.7
12.7	11.0	12.3	13.8	13.8	12.4	12.0	14.9[2]	13.6
78.4	105.7	120.2	98.5	108.1	112.3	118.6	128.6	141.9
38.7	53.0	64.8	66.7	72.3	76.2	81.2	91.0	103.0

Special effects from partial write-downs have not been taken into account.

rcentages.

10 successful years in retrospect

in € m, as at year-end	1996
Balance sheet total	25,393
Claims outstanding	
Mortgage loans	1,565
Public-sector loans	21,675
Securities issued by other borrowers	1,022
Other loans/other claims	461
Bonds and notes issued	
Mortgage Pfandbriefe	1,176
Public-sector Pfandbriefe	21,438
Other bonds and notes/other liabilities	2,192
New lending commitments	
Mortgage loans	427
Public-sector loans	10,124
Securities issued by other borrowers	1,306
Capital and reserves	
Subscribed capital and reserves	265
Profit-sharing certificates	54
Subordinated liabilities	130
Net interest and commission income	98.9
General operating expenses	
Personnel expenses	6.9
Other administrative expenses	4.6
Depreciation on tangible assets	2.2
Cost income ratio in %	13.9
Operating result	55.5
Net income	26.9

Notes: [1] Figures have been restated. See the notes to the annual accounts 2004 for further details.

In this annual report, slight rounding differences may occur in the totals of rounded amounts and p

At a glance

Balance sheet total
Claims outstanding
Mortgage loans
Public-sector loans
Securities issued by other borrowers
Other loans/other claims
Bonds and notes issued
Mortgage Pfandbriefe
Public-sector Pfandbriefe
Other bonds and notes/other liabilities
New lending commitments
Mortgage loans
Public-sector loans
Securities issued by other borrowers
Capital and reserves
Subscribed capital and reserves
Profit-sharing certificates
Subordinated liabilities
Net interest and commission income
General operating expenses
Personnel expenses
Other administrative expenses
Depreciation on tangible assets
Cost income ratio in %
Operating result
Net income

This annual report is also available in German.
The German version is binding in all matters of interpretation.



Hubert Schulte-Kemper, Chairman of the Board of Managing Directors

Dear Business Colleagues,

Hypothekenbank in Essen AG passed the benchmark test in 2005. Our net income exceeded the threshold of €100m for the first time, the return on equity after tax is at an excellent 15%, the total volume of our capital market activities has taken off and, last but not least, our balance sheet total rose €13.3bn to €92.8bn. Even more, all of this was achieved without any material increase to our extremely low cost income ratio.

We are committed to leaving behind national boundaries and competing against our most successful European peers. It is our objective to permanently secure a leading position for our bank on a European level. Essen Hyp already passed important milestones on its way to the top European league. Having said this, however, we never lose sight of our goal to become the best European Pfandbrief bank.

Looking back at many successful years we feel that we truly deserve the 'Champions League' qualification. Having won the national championship more than once, we have figured amongst the most successful German Pfandbrief banks for years. This is why we are now determined to prove that Essen Hyp is not only able to keep up with its European peers, but will even have its say when it comes to competing for the title of European champion.

It goes without saying that we have to make sure that the Essen Hyp team is well positioned both in terms of players and tactics. We have therefore thoroughly analyzed our team in the period under review in order to see whether the players' technical skills, fitness and tactical understanding are sufficient for Essen Hyp to stand its ground in the top European league. All senior management staff therefore completed several training camps which covered both individual training and group training. Weaknesses identified during these training camps are now being addressed by suitable training methods while strengths are further promoted.

However, good individual players will not necessarily make a good team. Instead, each player has to make the best use of his individual skills for the benefit of the team. Not all players can claim to be forwards – a successful team also needs skilful midfielders and strong defenders. This is why we considered it essential to thoroughly review our team tactics or, in other words, our bank's organizational structure. As a part of our comprehensive Change Management Process we openly discussed the necessity of improving our bank's organizational structure, which was then optimized and realigned. We now have a six-pillar structure in place under which each of the former departments, sections and organizational units is unambiguously allocated to one of the newly formed corporate divisions.

Each corporate division has been allocated a specific position on the field, including clear areas of responsibility and reporting structures. We are confident that this system ensures our competitiveness in the 'Champions League', always keeping in mind, however, that this is a dynamic process.

At the same time, there is strong interaction between the dynamic changes within our bank and the continued changes in markets, the banking industry in general and regulatory requirements. The Pfandbrief Act which took effect in mid-2005, replacing the time-honored German Mortgage Bank Act, is the perfect example. Under the new Pfandbrief legislation the limit restricting the total volume of loans to foreign borrowers in the cover pools no longer applies to borrowers in the European Union. In addition to this, the so-called *Umlaufgrenze,* which limited the total amount of Pfandbriefe outstanding, has been abolished. As a result, the new Pfandbrief Act offers considerable growth opportunities to the German Pfandbrief banks, and especially to those whose main focus is on capital market transactions. Hypothekenbank in Essen AG grasped these opportunities, markedly expanding its new lending business in the second half of 2005. Coupled with the increase in funding, we can look back at a successful financial year 2005 as regards our capital market activities – and latterly also in the United States where we placed over one-third of a $1bn Global Pfandbrief.
Turning to real estate finance, the real estate markets, and the German market in particular, also underwent profound changes in 2005. With interest rates at record lows, large real estate portfolios have changed ownership. Apart from financing portfolio acquisitions, purchasing real estate portfolios might also be an interesting business opportunity for a Pfandbrief bank. These portfolios can generate high yields provided, however, that they are suitably structured. We are carefully monitoring this business segment.

Dear Business Colleagues,
The year 2005 once again was a very successful financial year for Hypothekenbank in Essen AG. Our Supervisory Board, which was chaired by Mr. Andreas de Maizière until mid-September, has made an important contribution to this success. Having left the Board of Managing Directors of Commerzbank AG, Mr. de Maizière also resigned from his position as Member and Chairman of our Supervisory Board. On behalf of the entire Board of Managing Directors I would like to thank Mr. de Maizière for his long-standing and valuable support.

Prof. Dr. Paul Klemmer, Member of our Advisory Council, deceased in summer 2005. The Board of Managing Directors, the Supervisory Board, the Advisory Council and the staff of Hypothekenbank in Essen AG will remember him with respect. We will miss his thoughtful and valuable advice.

With effect from January 1, 2006 Dr. Alfred Tacke, Chairman of the Board of Managing Directors of the STEAG AG, was appointed to the Advisory Council.

Finally, I would like to thank you very much for your continued trust in our bank. I very much hope that we can rely on your support when continuing on our way to the top European league.

Supervisory Board

DR. ERIC STRUTZ
Chairman *(since September 15, 2005)*
Member of the Board of Managing Directors,
Commerzbank AG, Frankfurt/Main

ANDREAS DE MAIZIÈRE
(until September 15, 2005)
Chairman
Bad Homburg

DIPL.-OEC. BERTA SCHUPPLI
Deputy Chairman, Wiesbaden

DIETER DISSE
(until March 17, 2005)
Employee Representative
Hypothekenbank in Essen AG, Essen

UTE GIBBELS
(until March 17, 2005)
Employee Representative
Hypothekenbank in Essen AG, Essen

WOLFGANG HARTMANN
(since September 15, 2005)
Member of the Board of Managing Directors,
Commerzbank AG, Frankfurt/Main

DR. RENATE KRÜMMER
Executive Vice President
Group Strategy and Controlling,
Commerzbank AG, Frankfurt/Main

ERICH LABS
(since March 17, 2005)
Employee Representative
Hypothekenbank in Essen AG, Essen

KURT MÜLLER
(since March 17, 2005)
Employee Representative
Immobilien Expertise GmbH, Essen

Board of Managing Directors

HUBERT SCHULTE-KEMPER
Chairman, Marl

MICHAEL FRÖHNER
Dortmund

Advisory Council

DR. AXEL FRHR. V. RUEDORFFER
Chairman
Member of the Central Advisory Board,
Commerzbank AG, Frankfurt/Main

DR. FRIEDEL ABEL
Chairman of the Board of Managing Directors,
Hochtief Construction AG, Essen

HAROLD HÖRAUF
Member of the Supervisory Board,
HSBC Trinkaus & Burkhardt KGaA, Düsseldorf

DR. HANS-JOACHIM JACOB
Auditor, Munich

PROF. EM. DR. PAUL KLEMMER †
President of the Deutscher Verband für Wohnungswesen, Städtebau und Raumordnung e.V., Berlin

UWE KRUSCHINSKI
Member of the Board of Managing Directors,
Bankgesellschaft Berlin AG, Berlin

HERMANN MARTH
Chairman of the Board of Managing Directors,
RAG Immobilien AG, Essen

DIPL.-KFM. KLAUS POHL
General Manager of the Treuhandstelle für
Wohnungsunternehmen in Bayern GmbH, Munich

DR. UDO SCHEFFEL
Chairman of the Executive Board,
Bayerische Bau und Immobilien GmbH & Co. KG

DR. WOLFGANG SCHUPPLI
Lawyer, Wiesbaden

PRIV.-DOZ. DR. ULF R. SIEBEL
Lawyer, Frankfurt/Main

Executive Vice Presidents

NORBERT BODDENBERG
Essen

HANS-JÜRGEN KRÖNCKE
Haltern

Trustees

DIETER EBERLE
Lawyer, Essen

DR. THOMAS GEER
Deputy, Essen

ROLF DAHLMANN
Deputy, Essen



A Team Heading for a Top International Position


ESSEN HY

Dr. Gregor Stricker
Head of Corporate Division I, Corporate Management Center

"Find the gap, accurately pass the ball and create scoring opportunities – this is very much the task of our new Corporate Management Center. Being one of the six pillars in our bank's new organizational structure we hold the position of an attacking midfielder, with our departments Secretariat to the Board of Managing Directors, Corporate Communications and Investor Relations providing information about Essen Hyp and its activities to all relevant actors. This on-going dialogue lays the foundation for the success of our bank. We are committed to assuring this success by establishing new business contacts and intensifying existing investor relations. In addition, our corporate division is responsible for strategic issues, personnel matters and reporting both within the bank and to our parent company. Pooling these tasks in one corporate division creates synergies within the team and will make us even stronger – both internally and vis-à-vis third parties."





Jens Remmers
Head of Corporate Division II, Capital Markets

"More than once we have proved our scoring ability in the capital market segment, where we have ranked amongst the top European players for years. Looking back at nearly 20 years of experience, Essen Hyp has become an established partner on a national and international level. However, we know that we must continue to exercise and develop these strengths. Playing the position of forward, our performance is pivotal for the bank's earnings and future competitiveness in the markets. This is how we contribute to the success of the entire team."





Wolfgang Böving (left) and Thomas Link (right)
Deputy Heads of Corporate Division III, Real Estate Finance

"Our corporate division is Essen Hyp's second forward alongside Capital Markets. Superior technical skills, combined with seeing and using scoring opportunities – this is what best describes our abilities. Excellent vision and accurate passing without, however, losing sight of risks permits us to immediately respond to a changing business environment. The best examples here are new products, such as loans to investment companies, which are secured by other types of collateral instead of mortgages, or the financing of public private partnerships. This is where we benefit from the synergies created by pooling all real estate activities in one corporate division. Our flexibility will open up new business opportunities for Essen Hyp. This is our way of assuming responsibility for the team as a whole."





Henning Möller
Head of Corporate Division IV, Services

"Playing a solid defense paves the way for successfully developing the game. This also includes building up fresh attacks from set pieces at one's own penalty area, which, in turn, requires close cooperation between full backs and defensive midfielders. This is why it is important that Essen Hyp's entire process management, including software programming, IT and organization, is in the hands of just one corporate division. The story of our joint success begins here at this point where the necessary working equipment for the whole team is made available. Only by looking at workflows from a holistic point of view can synergies be created which will move our team forward. And, last but not least, this approach preserves the efficiency of our bank, as was reflected in an excellent cost income ratio during the past years. Essen Hyp figures amongst the world's most efficient banks – for the benefit of our investors and business partners. Our unbureaucratic and high-performing organization, in conjunction with powerful and secure IT systems, ensures that our forwards will put the ball into the back of the net."





Norbert Boddenberg
Head of Corporate Division V, Finance

"The goalkeeper plays a central role within and for the benefit of the team. Positioned at the base line, the goalkeeper is the only player with a complete vision of the field, therefore able to see the whole game developing in front of him. Accounting standards, regulatory requirements, Basel II and the Minimum Requirements for Risk Management *(MaRisk)* demand full attention, and we must make sure we keep track of the ball at all times. It is our responsibility to provide our team-mates with precise information. Being allowed to handle the ball with our hands and then forward it to a well-positioned outfield player makes our corporate division an important member of the team. We play an important part in convincing our investors of the safety and profitability of our Pfandbriefe. The strong demand from foreign investors shows that Essen Hyp enjoys an excellent reputation on the international capital markets. The AAA rating assigned to our public-sector Pfandbriefe by the leading rating agencies is another proof of our quality."





Wolf-Christian Angott
Head of Corporate Division VI, Transaction Management

"Playing the position of defensive midfielder we are in charge of initiating attacks and creating scoring opportunities for the Corporate Division Real Estate Finance. Speedy and deliberate decision-making on loan applications is pivotal for our forwards' efficiency in front of the goal. Having pooled all transaction management duties related to our real estate business in just one corporate division makes us even stronger. We have succeeded in minimizing friction losses within our corporate division and have clearly increased efficiency."





A report on the team lineup by Jan Stephan Hillebrand

'Essen Hyp Training Camp'

Banking and football – how could these two things possibly be related to each other? At first glance we seem to be talking about two completely different issues.
Yet, when taking a closer look, we will find many similarities: both bankers and footballers are team players, with each of them having a specific position which is tailored to his individual strengths. And both credit institutions and professional football teams aim to succeed on an international level.
Some well-known personalities have even compared Germany and its quality as a business location to a football team and asked: When will Germany win the World Cup again?
The present report shows the results of a pilot project conceived for and implemented by Hypothekenbank in Essen AG. This pilot project was about projecting the lineup and tactics of a football team, including coach, ball and goals, onto a bank and its staff. The aim of the project was to secure the bank a strong position on a national and an international level – in a competitive environment which is comparable to fighting for the championship in one of the most prominent football leagues.
Professional footballers must have certain skills: top physical fitness, mental strength, team spirit and a distinct personality. In addition to these basic skills, which all players should possess, each player also needs specific skills. Which ones, and to what extent they are required, depends on the player's position



Hubert Schulte-Kemper and Michael Fröhner

within the team. Accordingly, the individual positions within the Essen Hyp team, including the related duties, were thoroughly analyzed in summer 2005.
To better show the similarities between a football team and bank staff we have chosen standard squad numbers and the classical 4-4-2 formation consisting of four defenders, four midfielders, including a typical playmaker, and two forwards.
We will now describe the individual positions within a football team. Following each description, we will show the similarities between the position concerned and the comparable bank department. However, given that a bank usually has

more than 11 departments, certain football positions will be allocated to more than one department.

Goalkeeper (POSITION 1)

Being the only player who is allowed to handle the ball with his hands, the goalkeeper has a special position within the team. The goalkeeper seldom leaves his territory which is his team's penalty area. Giving his team-mates a sense of security, the goalkeeper is the backbone of the team – and he cannot afford to make mistakes.

Even more, the goalkeeper has another key function which should not be underestimated: directing play. This might sound strange at first, given that the goalkeeper is only involved in his team's play when taking a goal-kick now and then, or if his team plays possession football and keeps the ball in its own half. However, looking at the game from a goalkeeper's perspective immediately shows what is meant: the goalkeeper has a complete 'view' of the match – in the truest sense of the word. Accordingly, he is in a position to watch the whole game develop. This complete view clearly distinguishes the goalkeeper from his team-mates. Unlike him, they are in the middle of the action, with at least as many things happening behind their backs as in front of them. This is why a good goalkeeper also has to be a kind of supervisor who, at the top of his voice, constantly communicates his viewpoints to the team. A quiet goalkeeper will never be amongst the best in his field. Of course, the goalkeeper gives these instructions in his own best interest: he is anxious to avoid critical situations in front of his goal to the extent that this is possible. A good goalkeeper is constantly part of the game – and not only when the ball comes towards his goal or into his penalty area.

To sum up: the goalkeeper plays a crucial role in the game. He needs nerves of steel, excellent vision and a good positional sense. A good goalkeeper can very much save the game on his own and should, at least, never be the decisive reason for his team's defeat.

The equivalents of the goalkeeper at Essen Hyp are Controlling, Accounting and Tax and the Project Office Basel II. The job of these departments is mostly

defensive and they cannot afford to make mistakes because each mistake might be fatal for the bank as a whole.
The Controlling Department could be viewed as the last resort which has to catch the balls which get behind the defense. Similar to the goalkeeper, the Controlling Department must have a complete view of the game.
Because Basel II directly affects the bank's own capital, the tasks carried out by the Project Office Basel II are classified as risk management and, accordingly, controlling. This is why the Project Office Basel II also holds the position of goalkeeper. The position of the Accounting and Tax Department, too, is that of a goalkeeper, albeit a somewhat more offensive one. First of all, the work of this department is governed by strict legal requirements. Errors, i.e. an infringement of applicable law, will have very severe consequences, which explains why the job of this department is considered mainly defensive. Nonetheless, the Accounting and Tax Department is also responsible for making best use of the existing legal framework and staying on top of things as regards changes to the legal requirements, which could well bring along new opportunities for the bank. This undoubtedly is an offensive function. The outfield players have to use the 'assists' provided by their goalkeeper in the most efficient way. The goalkeeper would normally be expected to be the last line of defense and the first line of attack, given that he can build up a fresh attack by playing a long through ball which might create a good scoring opportunity. At the same time, however, he must always pay attention not to advance too far because over-exploiting or even going beyond the given legal framework might pose a severe threat to his goal.

Center back (POSITIONS 4 AND 5)

Even though the play of a center back usually is rather unspectacular, center backs play a key role in their team. This hardly comes as a surprise, given that football is all about scoring goals and the job of a center back consists of preventing the opposing players from putting the ball into the back of the net.

At Essen Hyp, the equivalents of the center backs are the Foreclosure Department (position 4) and Internal Audit (position 5).

Loan foreclosure is about successfully mastering defensive duties while passing the ball in such a way that other departments can use it to build up an attack. In addition, the forwards can draw lessons from the mistakes which become obvious at this stage and use this information when originating new loans. Internal audit, too, is about dealing with mistakes. However, the key issue here is to avoid mistakes in the first place. Proposals on how to achieve this could be interpreted as opening the game. In a way, the Internal Audit Department is the 'leading defender' who must have a complete overview of the defensive work of his team.

Full back (POSITIONS 2 AND 3)

It is obvious at first glance that a full back, too, holds a defensive position, given that his main duty is to prevent goals. Nonetheless, full backs are not comparable to center backs because their way of playing is completely different. Of course, defending his team's goal and stopping any opponents coming via his side of the field is what a full back does during most of the game. Accordingly, he needs good man-to-man marking skills. However, his opponents usually have less offensive tasks than those of a center back, which leaves him with sufficient room to actively participate in his own team's attacks.

Turning to Essen Hyp, positions 2 and 3 are held by various departments which mainly perform defensive duties while, however, also supporting the more offensive players:
First of all, there is the Legal Department on position 2. Of course, the main task of this department is to make sure that the bank's activities comply with applicable law. However, the Legal Department's interpretation of applicable law might prompt other departments to initiate an attack. In addition to this, the Legal Department is often actively involved in business operations.
The same applies to Transaction Banking. On the one hand, this department is responsible for reviewing new capital market transactions, including the correction of internal mistakes. On the other hand, however, this also means passing the ball to Treasury which might then be able to put it into the back of the net.



Project Office
Controlling
Accounting and Tax
Internal Audit
Immobilien Expertise GmbH
Transaction Banking
Loan Foreclosure
Construction Management
Notifying/Credit Research
EDP
IT
Mortgage Lending Risk Management
Legal Department
Transaction Management
Organization
Personnel
7
Bank Management
Secretariat to the Board of Managing Directors
PR Management
Corporate Communications
Strategy
Essen Hyp Immobilien GmbH
International Real Estate Finance – Marketing
Treasury
National Real Estate Finance – Marketing

Last but not least, the Notifying/Credit Research Department also holds the position of full back, as this department fulfills both defensive duties (controlling) and offensive duties (passing the ball to the Treasury Department).
Similar to position 2, position 3 is also held by several departments. First of all, there is the Construction Management Department which fulfills both defensive and offensive duties.
Furthermore, position 3 is held by the Mortgage Lending Risk Management Department. The defensive duty of this department consists of dealing with problem loans and loans which bear the risk of going into default. At the same time, this department has the offensive duty to generate earnings from these loans or, at least, increase earnings by cutting back the total loan volume.
The Organization Department, too, primarily has defensive duties, including, in particular, to ensure the functioning of the team and smooth ball movement. However, this leaves the department with sufficient scope for getting actively involved in attacks and creating scoring opportunities.
Finally, Essen Hyp's subsidiary Immobilien Expertise also holds position 3. First of all, the Immobilien Expertise is responsible for appraising the properties serving as security for our mortgage loans, which we see as a defensive duty. However, the Immobilien Expertise also provides support to both the National and the International Real Estate Finance Marketing Department which are supposed to take the ball and put it into the back of the net.

Defensive midfielder (POSITION 6)

Similar to center backs, defensive midfielders hardly ever attract the audience's attention, given that they are usually not amongst the protagonists of spectacular moves. Nonetheless, they play a pivotal role within the game because they pave the way for the brilliant moves of their offensive team-mates.
Defensive midfielders have to provide backup whenever needed. They usually do a lot of running because they are not only supposed to close gaps, but also provide support to their forwards, acting as the link between defense and offense. This type of player is often referred to as 'water boy' or 'worker bee'. A defensive midfielder has hardly any time to rest. While he must always be prepared to receive and distribute the ball when his team is attacking, he is also supposed to break up an opponent's attack when his team does not have the ball.

The position of the defensive midfielder is held by three Essen Hyp departments. First of all, there is Transaction Management for both national and international mortgage loans. Transaction Management is the central link between the National and the International Real Estate Finance Marketing Department on the one hand and Mortgage Lending Risk Management on the other. Even though Transaction Management primarily has defensive duties, this department is also expected to make supporting runs, making use of its contact to new customers. As the management of the bank's real estate loan portfolios is also the responsibility of Transaction Management, the term 'worker bee' seems to fit quite well. Last but not least, position 6 is held by EDP and IT. Constantly interacting with the other departments and units, these two departments play a key role within the team. However, the IT Department's position is somewhat more defensive, given that IT is primarily responsible for the smooth running of procedures, whereas the EDP Department adds some more creative aspects to the position of defensive midfielder.

Attacking midfielder (POSITIONS 7 AND 8)

We are now turning to the offensive players, i.e. those players who are responsible for the 'big show' in the stadium.
First of all, there is the attacking midfielder whose territory often is on the wings where he tries to create good scoring opportunities for the forwards. Attacking midfielders must be agile and possess good ball control and dribbling skills. They always look for man-to-man situations in which they can beat their opponent and use any open space for precise passes or dangerous crosses.

Whereas position 7 in our Essen Hyp team is held by two departments, position 8 has been allocated to Corporate Communications. Even though this department is crucial for the bank's success and image, it is not directly involved in scoring. This is why Corporate Communications has been classified as an attacking midfielder.
Similarly, the Public Relations Department on position 7 does not generate earnings. Nonetheless, successful PR enables other departments to generate these earnings.
Unlike the Basel II Project Office, the Strategy Department, too, has offensive duties. The main focus here is on setting the course of action by developing new strategies.

Playmaker (POSITION 10)

As the name suggests, the playmaker is the head and the heart of the team. He is the player who is the most difficult to replace if injured or suspended after collecting a yellow or red card.
The playmaker 'makes' the game in the truest sense of the word. He shapes the game by exercising the greatest degree of control. This includes assuming responsibility, also in situations in which things do not run smoothly. Constantly following the general ball movement, the playmaker is always ready to receive the ball and permanently provides creative impetus to the game. He is often the player who has the most touches during a match. Depending on the situation, he has to decide whether it would make sense to either speed up or slow down the game.
Even though playmakers tend to be dangerous in front of goal themselves, their main task is to thrust their team-mates into the spotlight. A playmaker is in a

Jan Stephan Hillebrand, author of the report 'Essen Hyp Training Camp'



position to play a 'lethal' pass, i.e. a precise ball which, coming as a surprise, unhinges the opponent team's defense.

First of all, position 10 in our Essen Hyp model is held by the Bank Management Department. Benefiting from an all-round view of the field, the Bank Management Department is responsible for directing play.
The second department holding this position is the Secretariat to the Board of Managing Directors which is the extended arm of the coach, or, in the case of Essen Hyp, the Board of Managing Directors. Acting as the communication link between coach and team during the game, this department is responsible for implementing the coach's tactical instructions.
Last, but not least, the position of playmaker is also held by the Personnel Department which is responsible for positioning the individual players in accordance with the coach's instructions. Accordingly, the Personnel Department must always be prepared to receive the ball from whichever department and is primarily responsible for fluid play.

Forward (POSITIONS 9 AND 11)

'Striker', 'goalgetter', 'finisher' – these are just some of the names for a successful attacker which unambiguously describe his main task: to score goals.
Roughly speaking, there are two different types of forward: those relying on their height and physical strength on the one hand and those relying on speed and technical finesse on the other. However these are, of course, the two extremes. Given the endless range of hybrid forms in between, one could nearly say that each successful forward has his own style.
Being responsible for scoring, it is usually the forwards who give their supporters reason to cheer and are therefore the acclaimed stars of their team. When looking at a match summary you will always find the names of the scorers. However, in most cases, you will not read about the center back who succeeded in stopping the opposition's brilliant forward during the entire match and therefore greatly contributed to his team's success. Forwards are in the middle of the action, becoming involved as soon as the game gets really exciting. However, a good forward always bears in mind that he can only be successful in a functioning team. Whereas good goalkeepers and defenders can play in any game and any

team, forwards rely to a far greater extent on the play of their team-mates, and, in particular, the midfielders.

Turning to Essen Hyp, the departments responsible for scoring or, in other words, generating earnings, are the Treasury Department, the National and the International Real Estate Finance Marketing Department and the Essen Hyp Immobilien GmbH. Assigning the position of forward to the Treasury Department is obvious because this department is responsible for generating profit. This is why Treasury was given the number 9, the 'classical' number of a striker.
The same applies to the National and the International Real Estate Finance Marketing Department which both hold position 11. These two departments

CORPORATE DIVISION I

Corporate Management Center

Head: Dr. G. Stricker
Deputy Head: N. Wittkopf

- Secretariat to the Board of Managing Directors
- Investor Relations
- Corporate Communications
- Public Relations
- Strategy
- Personnel
- Group Reporting

CORPORATE DIVISION II

Capital Markets

Head: J. Remmers
Deputy Heads: G. Pless, M. Bartling

- Treasury
- Bank Management
- Research

CORPORATE DIVISION III

Real Estate Finance

Head: N. N.
Deputy Heads: W. Böving, T. Link

- National Real Estate Finance Marketing
- International Real Estate Finance Marketing
- Representative Offices
- Branches

depend on the passes they receive from Transaction Management (defensive midfielder) and Mortgage Lending Risk Management (left back).
Finally, Essen Hyp's subsidiary Essen Hyp Immobilien GmbH is responsible for generating earnings from properties and/or depreciation on properties, which makes it a genuine operating unit for which creativity is pivotal. This is why the Essen Hyp Immobilien GmbH also wears the No. 11 shirt.
And so we have the complete team lineup of Hypothekenbank in Essen AG.

CORPORATE DIVISION IV

Services

Head: H. Möller
Deputy Head: N. N.

- EDP
- IT
- Organization

CORPORATE DIVISION V

Finance

Head: N. Boddenberg
Deputy Head: J. Wihler

- Accounting and Tax
- Transaction Banking
- Risk Controlling

CORPORATE DIVISION VI

Transaction Management

Head: C. Angott
Deputy Head: I. Plange

- Transaction Management (national/international)
- Credit Research
- Mortgage Lending Risk Management
- Loan Foreclosure

Communication builds trust

Constant dialogue with our investors and international capital market partners constitutes an important pillar in our comprehensive information policy. We aim at providing detailed information about our activities during personal meetings, thus ensuring a maximum degree of transparency. The objective is to provide our investors with any information they might require for decision-making.
We are committed to continuously proving that we merit our investors' trust. This is why we regularly organize roadshow presentations, during which our management answers the questions investors, bond dealers, entrepreneurs and multipliers may have. Similarly, we enhance dialogue during our traditional annual reception and International Capital Market Conferences. Our 4th Capital Market Conference took place in June 2005. In addition to these large events, we have numerous personal meetings, an interest rate forecast meeting with economists and capital market experts from all over Germany and, last but not least, bond dealer meetings. The following pages give you an impression of some of the more important events in 2005.

1 Annual reception at the 'Zeche Zollverein', a former coal mine listed as a World Heritage Site
2 Dr. Vike Vaira Freiberga, President of the Republic of Latvia, during her guest speech
3 Hubert Schulte-Kemper, Chairman of the Board of Managing Directors of Essen Hyp
4 View of the function room at Zeche Zollverein
5 Dr. h. c. Erivan Karl Haub, General Manager of the Tengelmann Warenhandelsgesellschaft
6 Dr. Wolfgang Reiniger, Mayor of the City of Essen, during his welcoming address



March 17, 2005

Annual reception











June 15 and 16, 2005

Capital Market Conference











1 Congress Center West of the 'Messe Essen'
2 Gyula Horn, former Prime Minister of Hungary, during his guest speech
3 Hermann-Josef Lamberti, Member of the Board, Deutsche Bank
4 View of Hall 1 of the Congress Center
5 Hubert Schulte-Kemper (left), Chairman of the Board of Managing Directors, welcomes the participants of the discussion panel on economic policy: Hermann-Josef Lamberti, Member of the Board, Deutsche Bank, Philipp Vorndran, CEO Germany & Senior Investment Strategist, Credit Suisse Asset Management, Dr. Hugo Müller-Vogg, Journalist, Manfred Erdenberger, Journalist, Prof. Dr. h. c. Lothar Späth, Country Head Germany & Austria, Merrill Lynch, and Oswald Metzger, Publicist and former Spokesman on Budgetary Issues of the Green Party

Annual reception 2005 – presentation of the annual accounts
For many years, Essen Hyp has presented its annual accounts on the occasion of its annual reception. This provides investors with an overview of the bank's activities and performance in the preceding financial year. Once again, Essen Hyp had the pleasure of welcoming a prominent guest of international standing to its annual reception: Dr. Vike Vaira Freiberga, President of the Republic of Latvia, gave a speech dealing with the role of Latvia in the European Union to our 350 guests. During this event which took place at the 'Zeche Zollverein', a former coal mine listed as a World Heritage Site, Essen Hyp once more showed responsibility as a global player while looking towards the future.

4th International Capital Market Conference – a forum for specialists
Looking ahead has always been at the heart of Essen Hyp's Capital Market Conferences which have become an important platform for the German Pfandbrief and international securitization activities. In June 2005 Essen Hyp had the pleasure of welcoming some 500 analysts, investors, researchers and capital market partners to its 4th International Capital Market Conference which took place in the 'Messe Essen'. Issues discussed included the new Pfandbrief legislation, the Pfandbrief in general, structured Pfandbriefe, worldwide issuance conditions for covered bonds and true sales. Prior to the start of the actual conference, Gyula Horn, the former Prime Minister of Hungary, held a guest speech.






February 10, 2005

Stockholm



1 Golden Hall in the Stadshuset, Stockholm
2 and 3 Helmut Kohl, former Chancellor of the Federal Republic of Germany, during his speech
4 Guests of our Stockholm roadshow
5 Hubert Schulte-Kemper (right), Chairman of the Board of Managing Directors, with guests of our Stockholm roadshow

The highlight of the conference itself was most certainly the panel discussion on economic policy presented by Manfred Erdenberger, which turned into a controversial debate between the politicians Lothar Späth and Oswald Metzger and the bankers Philipp Vorndran and Hermann-Josef Lamberti. Looking back at the event we can state that we have reached our objective, i.e. establishing new and intensifying existing business relationships, as well as presenting Essen Hyp as a professional capital market partner.

Roadshows – meeting points for investors

The aim of the roadshow presentations given by Essen Hyp every year is to establish new business relationships and further intensify existing investor relations. These roadshows take us to the world's most important financial centers, informing investors about the quality of our products. At the beginning of 2005 we completed our series of roadshows with Dr. Helmut Kohl, the former Chancellor of the Federal Republic of Germany. The two final stops were Stockholm and Moscow. With the support of our partners we presented our bank to some 800 guests, making use of the opportunity to establish new business contacts and increase Essen Hyp's name recognition on the markets.

March 3, 2005

Moscow











1 The function room in the Hotel Metropol
2 Dr. Hans-Friedrich von Ploetz, German Ambassador in Moscow, while giving his speech
3 Hubert Schulte-Kemper, Chairman of the Board of Managing Directors, welcoming Dr. Helmut Kohl, former Chancellor of the Federal Republic of Germany, to the Hotel Metropol in Moscow
4 Dr. Helmut Kohl, former Chancellor of the Federal Republic of Germany, during his speech
5 During the dinner for the media

The success of our bank is based on personal contacts. This is why we found a new 'grand old man' with whom we plan to inspire both new and existing business partners: Wolfgang Amadeus Mozart, the world's most famous composer whose 250th anniversary is being celebrated in 2006. We decided to commemorate Mozart by presenting 'The Abduction from the Seraglio', Mozart's first opera written in German, during our roadshows in Paris, Brussels, Luxembourg and Amsterdam. We know that this is a project which, from now on, will permanently demand our attention and never be completed. However, this leads us to another reason why Mozart has been an excellent choice. Mozart, too, stands for ambition: during his entire life he was committed to using his creative genius towards pointing the way.



Management Report



Economic situation

U.S. economic growth. Global economic expansion continued at high speed in 2005, even though the pace was somewhat slower than in the previous year. Despite all prophecies of doom the U.S. economy once again was the growth engine, posting economic growth of 3.5% notwithstanding hurricanes Katrina and Rita. As before, private consumption was the main driving force and picked up 3.6% year-on-year. Strong growth in wage and salary disbursements and low mortgage rates offset the decline in purchasing power caused by skyrocketing gasoline prices. Soaring energy prices pushed inflation from 2.7% in 2004 to 3.4% in the reporting period. However, inflation, excluding energy, maintained its low level and came to some 2% in 2005.

Economic growth in the euro area. Economic growth in the euro area gained some momentum in the year under review. Nonetheless, economic expansion, which on average came to 1.5% for the year as a whole, was slightly weaker than was generally expected at the beginning of 2005. Once again, Ireland was ahead of the field, followed by Spain and Greece. Unlike in previous years, Germany was able to move off the bottom of the table, passing on this place to Italy with its nearly stagnant economy. Inflation in the euro area stood at 2.2% in the period under review, thus exceeding the ECB's inflation target of close to, but below 2% for the sixth year in a row. At the same time, however, core inflation, i.e. inflation excluding energy and other volatile items, dropped from 1.8% in 2004 to just 1.4% in 2005 due to the rather moderate economic expansion.

Economic development in Germany. The continued decrease in unit labor costs over the past years has clearly enhanced Germany's competitiveness. As a result Germany was one of the biggest beneficiaries of global economic expansion. With exports having grown by more than 6% in 2005, after over 9% in 2004, Germany once again defended its position as the world's export champion. Cautious optimism as regards economic growth is taken from the fact that strong export demand finally translated into an acceleration in investment activity. Investment in equipment came to 4% in 2005, up from 2.6% in 2004. At the same time, however, private consumption remains the problem child of the German economy. With mass income basically stagnating in 2005, private consumption paused at the previous year's level. Overall economic growth was just below 1%. Inflation rose from 1.6% in 2004 to 2% in 2005. This acceleration can mainly be ascribed to soaring energy prices and repeated tobacco tax hikes.

Economic development in Japan. The Bank of Japan's (BoJ) extremely accommodative monetary policy, combined with continued balance sheet restructuring by commercial banks and companies, paved the way for sustainable economic expansion in Japan. In the past financial year Japanese GDP grew 2.5%, up from 2.3% in 2004. This acceleration of economic activity rested on several pillars: private consumption, corporate investment and export demand, in particular from the United States, all made important contributions to GDP growth. At the same time, however, Japan continues to be stuck in mild deflation, with the Japanese consumer price index declining 0.3% in 2005.

Development of the German banking sector. The consolidation of the German banking sector continued in 2005, albeit at a somewhat slower pace. In

October 2005 the number of credit institutions reporting to the Deutsche Bundesbank was 2,089, a decrease of 61 compared to October 2004. At the same time, however, the banks' lending activities, which had basically stagnated in 2004, edged up again in the reporting period. The total volume of loans to companies and private customers granted between January and October 2005 exceeded the previous year's level by some 2%.

In the period under review German banks reported higher profits, which can be ascribed to both favorable capital market developments and a decrease in provisions for possible loan losses. The member banks of the Association of German Pfandbrief Banks (vdp), too, posted a clear increase in business activity. Between January and October 2005 the total volume of loans granted by these banks rose 20.3% compared to the same period in 2004. 73% of the total loan volume was granted to the public sector whereas mortgage loans account for the remaining 27%. As before, the banks continue to set great store on the expansion of their international real estate financing activities, with the main focus being on commercial properties. Accordingly, new mortgage lending commitments to foreign borrowers accounted for 45% of the total loan volume granted between January and October 2005. Similarly, the total volume of new public-sector lending commitments rose 16.7%. 35% of these new lending commitments were granted to foreign borrowers. Between January and October 2005 the vdp member banks issued bonds totaling €180bn. However, the two market segments of public-sector Pfandbriefe and mortgage Pfandbriefe developed in different directions. Public-sector Pfandbriefe account for 48% of the total issuance volume, which can mainly be ascribed to additional lending opportunities associated with the implementation of the new Pfandbrief Act. At the same time, however, the share of mortgage Pfandbriefe in the total issuance volume was just 16%. Bonds not eligible for cover account for the remaining 36%. Given the existing loan portfolios, the market share of the German Pfandbrief banks in the reporting period is expected to come to some 20% in the home loan segment, some 37% in commercial real estate finance and nearly 40% in public-sector lending.

Bond market developments

Bond yields at historical lows. In view of the robust economic growth in the United States the Federal Reserve continued its series of monetary tightenings and lifted its federal funds target rate by a total of 200 basis points to 4.25% in 2005. Nonetheless, the financial year 2005 witnessed a mixed trend in yields on 10-year U.S. Treasury Notes, with yields ranging between 4% and 4.5% throughout most of the year. Bond market participants kept on speculating that the series of Fed interest rate hikes would soon come to an end or that the Fed might at least consider a longer pause. In total, yields on 10-year U.S. Treasury Notes rose 17 basis points from 4.22% at year-end 2004 to 4.39% at the end of the period under review. Accordingly, the U.S. yield curve clearly flattened in view of the bond market players' rather hesitant response to the series of Fed rate hikes.

It was only in December 2005 that the European Central Bank increased its minimum bid rate for the main refinancing operations by 25 basis points to 2.25%. The monetary authorities in the Euro Tower were concerned that soaring energy prices might trigger second-round effects on wages and price-setting behavior in a context of ample liquidity. Expectations for ECB rate increases expressed at the beginning of 2005 vanished completely in the subsequent months, given the rather sluggish economic growth. However, fuelled by a slight acceleration in economic activity in the second half of the year and with the ECB adopting a more hawkish tone, these expectations returned to the agenda. In this environment 10-year Bund yields dropped from 3.6% in December 2004 to a low of 3.1% in September 2005, the lowest level since the first publication of monthly data in April 1973. Later on in 2005 we observed a slight increase in yields triggered by the euro area economy picking up some speed. Nonetheless, all in all 10-year Bund yields dropped by 37 basis points from 3.68% at year-end 2004 to 3.31% at year-end 2005, despite the slight increase in U.S. yields. On average, the current yield stood at 3.1% in 2005, thus even dropping below the historical low of 3.3% posted in 1896. The yield spread of 10-year Pfandbriefe (PEX) over 10-year Bunds (REX) was less than 10 basis points throughout most of the reporting period.

As the Japanese economy continued to be stuck in mild deflation the Bank of Japan kept to its extremely accommodative policy of quantitative easing despite robust economic growth. The BoJ target for the outstanding balance of current account deposits of commercial banks was left unchanged at 30–35 trillion yen (€215bn to €251bn). However, given that Japanese commercial banks successfully cut back the volume of bad loans in their books and that consumer prices are projected to increase, the BoJ indicated its intention of reducing the target for commercial bank deposits in the near future before completely abandoning its policy of quantitative easing. In this environment yields on 10-year Japanese government bonds finished the year at 1.48%, a slight increase over the 1.43% reported at year-end 2004.

Comparison of government bond yields in the United States and Germany in 2005


%
percentage points
4.8
4.4
4.0
3.6
3.2
2.8
1.6
1.2
0.8
0.4
0.0
−0.4
Jan
Feb
Mar
Apr
May
Jun
Jul
Aug
Sep
Oct
Nov
Dec

☐ 10-year U.S. Treasury Notes (left scale)

■ 10-year Bunds (left scale)

Spread of Treasury Notes over Bunds (right scale)

Source: Bloomberg

Money market rates and Pfandbrief yields in the euro area in 2005 in %


4.5
3.5
2.5
1.5
0.5
Jan
Feb
Mar
Apr
May
Jun
Jul
Aug
Sep
Oct
Nov
Dec

☐ 10-year Pfandbriefe

■ 5-year Pfandbriefe

☐ Marginal lending facility

☐ 3-month money market rate

■ Deposit facility

Sources: Bloomberg, ECB

Capital market transactions

Backed by the overall economic environment and major changes in the legal framework resulting from the implementation of the Pfandbrief Act on July 19, 2005 we were in a position to greatly increase our capital market activities in accordance with our internationalization strategy. Accordingly, we increased our balance sheet total by 16.8% to €92.8bn (€79.5bn).

In the period under review Hypothekenbank in Essen AG granted loans totaling €27.1bn (€15.1bn), which is a 79.5% increase compared to the previous year. This figure includes loans and securities that are eligible to serve as cover for our public-sector Pfandbriefe totaling €26.4bn (€12.7bn). The main reason for this expansion is to be found in the abolishment of the so-called circulation limit *(Umlaufgrenze)* which, under the former Mortgage Bank Act, had blocked balance sheet growth by limiting the total volume of Pfandbriefe outstanding to 60 times the liable capital. This limit no longer exists under the new Pfandbrief legislation. Given that the Pfandbrief creditors' claims are secured by the assets in the Pfandbrief cover pools, there is no need to link issuance volume to the liable capital of a credit institution.
As before, the funding needs of German public-sector authorities were high in 2005. Accordingly,

Breakdown of capital market transactions by region in € bn


52.6
47.3
50
40
30
20
10
0
19.7
13.7
1.5
2.1
Germany
Europe
Other
2004
2005

new lending commitments in this segment rose 106% to €9.9bn compared to €4.8bn in 2004. The volume of new loans granted to other borrowers governed by public law amounted to €7.2bn, a 57.8% increase over 2004 (€4.5bn).
In line with our internationalization and diversification strategy, we increased the total volume of new loans to foreign borrowers that are eligible for cover by 173.5% to €9.3bn, up from €3.4bn in 2004. Most of these loans were granted to borrowers in EU member states, such as Italy, Greece, Spain, Hungary and the Czech Republic. This remarkable increase in new loans to foreign public-sector borrowers results from another change in the Pfandbrief legislation. Under the Pfandbrief Act the limit restricting the volume of loans to foreign public-sector borrowers in the Pfandbrief cover pool to 10% only applies to borrowers outside the European Union, i.e. borrowers in the United States, Canada, Switzerland and Japan.
We additionally took securities issued by German borrowers and not eligible to serve as cover totaling €0.1bn (€0.3bn) onto our books. The total volume of new loans granted to foreign borrowers and not eligible to serve as cover for public-sector Pfandbriefe was €0.6bn compared to €2.1bn in 2004. Of this figure, €0.4bn (€1.4bn) was granted to borrowers in EU member states, such as Spain, the Netherlands, France, Italy and the UK.
Apart from expanding our lending business we continued our strategy of optimizing our portfolio by means of spread management. Based on relative-value analyses we sold bonds and notes from our portfolio and repurchased others with higher yields. Within the scope of available risk assets we thus increased our bank's earnings and market value by consciously extending maturities in selected portfolios and maximizing spreads by selling bonds in exchange for others with identical maturities or risk weightings.
The restructuring of our total loan portfolio reflects our extensive capital market activities both in terms of volume and loan types. The total volume of our portfolio rose €11.9bn from €62.5bn to €74.4bn in the period under review. 44.8% of our new loans were granted to German public-sector borrowers, while foreign borrowers account for the remaining 55.2%. While the total volume of loans to German borrowers in our books grew by €5.3bn to €52.6bn (€47.3bn), the total volume of loans to borrowers from the EU, other European countries, Asia, North America and other countries rose €6.6bn from €15.2bn in 2004 to €21.8bn in 2005.

The breakdown of our loan portfolio by borrower shows a clear shift from loans to banks towards loans to territorial authorities. At year-end 2005 the portion of loans to territorial authorities on our books was €45.5bn, or 61.1%, compared to €35.9bn, or 57.4%, at year-end 2004. The portion of loans to banks was €27.1bn, or 36.5%, at year-end 2005 compared to €25.2bn, or 40.3%, at year-end 2004. The portion of loans to companies rose from €1.4bn, or 2.3%, to €1.8bn, or 2.4%.

Breakdown of capital market transactions by borrower in € bn


50
40
30
20
10
0
45.5
35.9
27.1
25.2
1.4
1.8
Territorial authorities
Banks
Companies
2004
2005

The portfolio of loans to territorial authorities totaled €45.5bn at year-end 2005 (€35.9bn). The majority of this figure, i.e. €26.7bn (€20.4bn), was granted to the German Federal States *(Länder)*. Their share rose slightly from 56.8% in 2004 to 58.6% in 2005. Loans to foreign governments came to €9.1bn, or 20.1%, compared to €7.2bn, or 20.2%, in 2004. Loans to foreign regional authorities accounted for €2.8bn (€2.1bn) and loans to towns and municipalities for €5.7bn, up from €4.7bn in 2004. At the same time, loans to the German Federal Government decreased from €1.5bn in 2004 to €1.2bn.

Loans to banks totaled €27.1bn at year-end 2005, up from €25.2bn at year-end 2004. Here, the portion of loans to German credit institutions governed by public law decreased from €14.5bn, or 57.4% of the total portfolio, at year-end 2004 to €12.2bn, or 44.9%, at year-end 2005. Claims on savings banks, however, rose from €4.4bn, or 17.7%, to €5.6bn, or 20.8%. The portion of German credit institutions governed by private law in the portfolio was €2bn, or 7.3%, compared to €2bn, or 8%, in 2004. At the same time, the portion of foreign bank bonds rose from €4.1bn, or 16.3%, at year-end 2004 to €7.1bn, or 26.1%. Loans to other foreign credit institutions governed by public law totaled just €0.2bn (€0.2bn).

To sum up, we have come closer to our objective of achieving a broader geographical and structural diversification of our capital market transactions. Even though, at 70.8% (75.7%), Germany continues to have the lion's share, the portion of foreign loans rose from 24.3% in 2004 to 29.2% in 2005 despite the remarkable increase in total volume. Accordingly, we were close to reaching our objective of reporting a 30% share of foreign loans at year-end 2005.

Breakdown of our portfolio of loans to territorial authorities in € bn


30
25
20
15
10
5
0
26.7
20.4
4.4
4.9
7.2
9.1
1.5
1.2
2.1
2.8
0.3
0.8
German Federal Government
German Federal States (Länder)
Towns and municipalities
Central governments
Regional governments
Towns and municipalities
Germany
Foreign countries
2004
2005

Breakdown of our portfolio of loans to banks in € bn


15
12.5
10
7.5
5
2.5
0
14.5
12.2
4.4
5.6
2.0
2.0
0.2
0.2
4.1
7.1
Savings banks
Other credit institutions governed by public law
Banks
Other credit institutions governed by public law
Banks
Germany
Foreign countries
2004
2005

Real estate finance

In the period under review our new mortgage lending commitments totaled €1.8bn compared to €2bn in 2004. However, the distribution of these new lending commitments was completely different compared to the previous year. While we granted new residential loans totaling €1.5bn, including a portfolio acquisition of some €0.9bn, in 2004, our main focus in 2005 was on commercial loans generating higher margins. Accordingly, our new lending commitments in this segment rose from €0.5bn in 2004 to €1bn in 2005. Here, loans to German borrowers and loans granted on our foreign target markets accounted for equal shares. New home loans totaled €0.8bn. Of this figure, €0.6bn was granted within the scope of special loan programs launched in cooperation with Commerzbank AG.

Development of key real estate markets

Germany. The German real estate market was not able to shake off its malaise in the period under review. As before, the market suffers from high vacancy rates resulting from the construction boom at the end of the 1990s. The considerable amount of new space developed during this period was completed and added to the market in times of sluggish economic growth. Simultaneously, the market was flooded with additional space resulting from demand projections made in times of the economic boom. Vacancy levels surged in the wake of economic stagnation and its impact on companies. Nonetheless, the German real estate markets continued on their path to consolidation in 2005. Many tenants signed leases for quality space while benefiting from favorable lease terms. However, up to now this new space is mostly rented in exchange for space to be vacated. Accordingly, there is basically no absorption of available space. Nonetheless, this should be seen as a sign of vacancy rates having reached their peak.

Compared to other major German office markets, the Düsseldorf market has witnessed a moderate decline in both purchasing prices and rents since 2003. Having more than doubled between 2001 and 2004, the overall vacancy rate is expected to hover in the lower double-digit range over the medium term. Nonetheless, it seems as if the market has finally bottomed out in the period under review.

On the Hamburg office market, too, vacancies more than doubled between 2001 and 2004. Nonetheless, the market has been comparatively stable over the past few years, given that construction activity was rather restrained even in boom times. In 2005 the market benefited from a marked increase in tenant demand, with the main focus, however, on prime locations in or close to the city center. As a result, the decline in purchasing prices and asking rents lost some of its momentum.

Vacancies on the Munich market edged down slightly in 2005, with the continued decrease in asking rents, particularly in prime locations, losing some of its momentum. Munich has become the

most dynamic and most popular office location in Germany. Rents, too, seem to have firmed up again.
As before, the Berlin office market saw a decline in both purchasing prices and rents in 2005. Nonetheless, there was a noticeable increase in tenant demand, mainly stemming from the public sector and from media and advertising companies. Most of this demand was for small top-quality units. Thanks to renewed tenant demand, the decline in prices lost some of its momentum in 2005. This gives some reason to hope for a gradual recovery of the Berlin market.
Following a quadruplication of vacancy rates between 2001 and 2004, the Frankfurt market still suffers from double-digit vacancies. Consequently, Frankfurt continues to report sharp declines in both purchasing prices and asking rents. Nonetheless, the slight increase in demand seen in the course of 2005 could be regarded as an encouraging sign.

France. Whereas total investment in commercial real estate once again was well above the €9bn mark, rent adjustments have continued in the period under review. In view of the lack in prime office buildings in the Paris region investors' attention has increasingly turned to logistics centers and retail properties. This went hand in hand with a stronger focus on properties in certain regional capitals. Prime yields, however, dropped below the 5% mark. The vacancy rate for the 'Ile de France' fell to some 6%, a decrease of 0.5 percentage points year-on-year. Healthy demand is reflected by the 6% increase in leasing activity compared to 2004.

UK. In the period under review the UK real estate market has stabilized both in terms of asking rents and vacancies. Accordingly, the vacancy rate for the London office market dropped below the 10% mark. This positive development goes hand in hand with strong demand from institutional investors, real estate funds, pension funds and debt players, i.e. private investors speculating on an increase in property values in the coming years. In addition to investors' appetite, ample liquidity provided by banks and investment companies, a shortage of high-quality properties and low interest rates sent yields to an all-time low. At the same time, investments are increasingly funded by means of securitization.

North America. The continued decline in vacancy levels on the major U.S. real estate markets is the most obvious sign of the markets' sound recovery. The overall central business district (CBD) vacancy rate was 13% in 2005, down from 14.5% in 2004. Overall vacancy for suburban locations fell from 16.3% in 2004 to 14.4% at year-end 2005. The upward movement in purchasing prices reflects expectations on asking rents going higher. Another encouraging sign can be found in the trend towards an early renewal of expiring lease agreements. The Manhattan office market, in particular, benefited from the overall recovery and saw the return of many companies which had moved to suburban locations in the aftermath of September 11. Accordingly, the vacancy rate for Class A office buildings dropped to some 7% at year-end 2005. Las Vegas was far ahead of the field in 2005, with the vacancy rate decreasing from 12% at year-end 2004 to just 5% at the reporting date. Here, demand clearly exceeded supply. The Canadian real estate market, too, continued on its way to recovery with vacancy levels moving lower in the Eastern metropolises Toronto, Calgary and Ottawa. In Calgary the average vacancy rate in the CBD fell from 9.6% at year-end 2004 to just 5.4%. This went alongside with an increase in asking rents.

Mortgage loan portfolio

At year-end 2005 the total volume of Essen Hyp's mortgage loan portfolio was €7.1bn (€7.4bn). Whereas the total volume of residential loans maintained the previous year's level of €4.7bn, the total volume of commercial loans decreased to €2.4bn compared to €2.7bn in 2004. This can mainly be ascribed to the repayment of foreign loans with shorter maturities. Accordingly, the total amount of foreign loans in our portfolio fell from €1.3bn at year-end 2004 to €0.9bn.
The loan extension ratio (i.e. the percentage of loans renewed on the repricing date) came to 81.7% compared to 59.8% in 2004.

New lending commitments

The share of commercial loans in the total volume of new lending commitments surged from 24% in 2004 to 53.8% in 2005. Accordingly, the breakdown of our new lending commitments into commercial and residential loans was far more balanced in the period under review. Loans secured by properties outside Germany accounted for 30.6% of our new lending commitments, an increase of 18.2 percentage points compared to 2004.

As before, our main focus in the commercial loan segment is on office buildings. We consider the risk exposure in this segment lower than in any other segment, given that office buildings allow for an alternative use by tenants from various sectors. Accordingly, loans secured by office buildings accounted for 53.9% (63%) of our new commercial loans whereas 28.6% (16.2%) relate to retail space. The portion of loans secured by hotels decreased noticeably from 15.3% in 2004 to just 4.5% in 2005. We are only prepared to grant a loan secured by a hotel if the hotel benefits from a prime location and is run by a manager of excellent credit quality. The remaining share of our new commercial loans relates to industrial and logistics buildings, as well as other commercial properties.
Key parameters looked at when granting a commercial loan include the long-term stability of rental income and/or fixed rent step-ups, the credit quality and expertise of the investors, the ability of the tenants to meet their financial obligations over the long term and, finally, the (remaining) duration of the leases. Our analysis also covers macro- and micro-economic factors, the potential for alternative use, location and quality of the property.

New lending commitments 2005

Breakdown by type of property in %


5.3
29.0
40.9
0.5
15.4
4.2
2.3
2.4
Office
Industrial
Retail
Hotels and restaurants
Logistics centers and warehouses
Other
Owner-occupied houses and condominiums
Apartment buildings

Total: €1,770m

Breakdown by region in %


1.6
27.0
41.0
21.6
5.2
3.6
Commercial properties outside Germany
Commercial properties West German Federal States
Commercial properties East German Federal States
Residential properties outside Germany
Residential properties West German Federal States
Residential properties East German Federal States

Total: €1,770m

Mortgage loan portfolio 2005

Breakdown by type of property in %


12.1
20.0
1.1
5.7
2.1
1.7
2.6
54.7
Office
Industrial
Retail
Hotels and restaurants
Logistics centers and warehouses
Other
Owner-occupied houses and condominiums
Apartment buildings

Total: € 7,058m

Breakdown by region in %


7.9
12.9
18.0
2.3
1.2
57.7
Commercial properties outside Germany
Commercial properties West German Federal States
Commercial properties East German Federal States
Residential properties outside Germany
Residential properties West German Federal States
Residential properties East German Federal States

Total: € 7,058m

Real estate finance – Germany
In 2005 we granted loans secured by properties located in Germany totaling €1,228.4m (€1,713m). This corresponds to 69.4% (€87.6%) of all new lending commitments. Of this figure, €475m (€243.9m) relates to commercial loans, whereas the remaining loans totaling €753.4m (€1,469.1m) are secured by residential properties, such as one-family, two-family or multi-family houses or condominiums. This figure also includes loans totaling €32.7m (€110.3m) secured by apartment buildings.

Commerzbank AG forwarded home loans totaling €708.6m (€420.8m). In accordance with our system for the direct commitment of loans *(Direktzusageverfahren I),* Commerzbank staff are entitled to grant new loans on behalf of our bank and on our account. These loans are granted in accordance with predefined assessment and approval criteria. The administration of these new residential loans is the responsibility of an external service company.

As in the previous years we launched special loan programs for private customers to promote loan origination in this segment. Under these programs we offered attractive terms for loans secured by owner-occupied houses and condominiums. The total volume of these special loan programs was some €600m. None of the loans granted under these programs exceeded 60% of the property's lending value *(Beleihungswert).*

New loans granted in the East German Federal States totaled €120.3m compared to €158.5m in 2004. The majority of these loans are secured by residential properties. The share of loans granted in East Germany in our total volume of new lending commitments was 9.8% (9.3%).

International real estate finance
In 2005 Essen Hyp was able to increase the total volume of new foreign lending commitments in both the residential and the commercial segment.

New lending commitments 2005
International real estate finance

Breakdown by type of property in %


0.7
0.5
11.1
21.5
66.2
Office
Retail
Hotels and restaurants
Owner-occupied houses and condominiums
Apartment buildings

Total: €542m

The total volume of new lending commitments more than doubled and came to €541.9m (€242.6m).
As before, our main focus was on commercial properties. New lending commitments in this segment totaled €478.4m (€225m). Of this amount, €198.2m (€76.6m) was granted in the United Kingdom, followed by France at €81.6m (€33.4m), Poland at €69.2m (€0m), Spain at €68.7m (€0m) and the United States at €60.7m (€49.6m). While we were able to expand our lending activities on the above-mentioned target markets, we did not grant any new loans in the Netherlands (€20.3m in 2004) and Canada (€45.1m in 2004).
Loans secured by residential properties outside Germany accounted for €63.5m (€17.6m) of our new lending commitments. The vast majority of these loans relate to apartment buildings in the United States and in France.

New lending commitments 2005
International real estate finance

Breakdown by country in %


12.7
20.5
12.8
17.4
36.6

Total: €542m

United States

Office	53.6
Hotels and restaurants	0.8
Apartment buildings	45.6

United Kingdom

Office	100.0

France

Office	86.5
Residential/ apartment buildings	13.5

Poland

Office	27.7
Retail	72.3

Spain

Retail	97.1
Hotels and restaurants	2.9

New lending commitments 2005
Germany

Breakdown by type of property in %


2.7
12.6
0.7
12.7
3.3
3.3
6.0
58.7
Office
Industrial
Retail
Hotels and restaurants
Logistics centers and warehouses
Other
Owner-occupied houses and condominiums
Apartment buildings

Total: €1,228m

Breakdown by region in %


2.3
31.1
7.5
59.1
Commercial properties West German Federal States
Commercial properties East German Federal States
Residential properties West German Federal States
Residential properties East German Federal States

Total: €1,228m

The percentage of mortgage loans which exceed the first three fifths of the property's lending value *(Beleihungswert)* and which may therefore not serve as cover for our mortgage Pfandbriefe, was on average 13.5% (14.7%) in 2005, ranging between a peak of 14.2% at the end of May and a low of 12.6% in October. At the end of the year this percentage stood at 13%.

Percentage of subordinated loans, i.e. loans exceeding 60% of the lending value *(Beleihungswert)* in %


20
15
10
5
0
13.0
Jan
Feb
Mar
Apr
May
Jun
Jul
Aug
Sep
Oct
Nov
Dec

Essen Hyp's total lending business *in € m*

	Portfolio	New lending commitments
Total amount	81,426	28,825
Public-sector lending	64,080	21,924
of which: Germany	51,056	16,685
of which: 0% risk weighting	38,378	12,260
10% risk weighting	2,219	1,174
20% risk weighting	10,459	3,251
of which: international	13,024	5,239
of which: 0% risk weighting	11,323	4,676
10% risk weighting	0	0
20% risk weighting	1,697	559
100% risk weighting	4	4
Securities issued by other borrowers	10,288	5,131
Real estate finance	7,058	1,770
Residential properties	4,711	817
of which: Germany	4,625	753
of which: loans below 60% of the lending value	4,355[1]	727
of which: loans exceeding 60% of the lending value	270	26
of which: international	86	64
of which: loans below 60% of the lending value	59	33
of which: loans exceeding 60% of the lending value	27	31
Commercial properties	2,347	953
of which: Germany	1,434	475
of which: loans below 60% of the lending value	1,071	358
of which: loans exceeding 60% of the lending value	363	117
of which: international	913	478
of which: loans below 60% of the lending value	657	367
of which: loans exceeding 60% of the lending value	256	111

[1] including guaranteed loans totaling €16m

Funding

In 2005 Hypothekenbank in Essen AG issued bonds totaling €38.1bn (€28.3bn). Of this figure, public-sector Pfandbriefe accounted for €21.8bn (€14.1bn) whereas mortgage Pfandbriefe accounted for €1.1bn (€1.9bn) and other bonds not requiring cover for €15.2bn (€12.3bn). €9.5bn of these unsecured bonds were issued as revolving credit facilities under our Commercial Paper Program and also used for short-term liquidity management. Irrespective of the abolishment of the so-called *Umlaufgrenze* (limitation of the total volume of Pfandbriefe outstanding to 60 times the liable capital) the 35% increase in total issuance volume is consistent with the expansion of our lending activities.

Large-volume issues. In 2005 Essen Hyp issued new Jumbo Pfandbriefe and Global Pfandbriefe structured as Jumbos totaling €7.5bn (€8.3bn). The total issuance volume in this segment is split into three Globals totaling €5bn (€2bn), two Jumbos adding up to €2.3bn (€5bn) and a Global increase of €0.2bn (€05.bn). In the previous year we additionally recorded a Jumbo increase of €0.8bn.

In the first quarter of 2005 we placed two large-volume Globals. The first Global, whose total issuance volume was €2bn, was launched in January. This Pfandbrief was mainly ordered by European investors, while a smaller percentage was placed in Asia. The second Global, launched in March 2005 and featuring an issuance volume of €1.5bn, also met with great demand from international investors. 64% of the allocated issuance volume was placed with foreign investors, again mostly from European countries and Asia.

Our first Jumbo for the financial year 2005 was issued in July. 55% of the total issuance volume of some €1.3bn was placed with foreign investors. As in the previous year we launched a 'European regional bank targeted public-sector covered bond' in September. This €1bn Pfandbrief was placed with private investors via several European co-operative banks and savings banks.

Our fifth issue in 2005 was a €1.5bn Global launched in November. 47% of the total issuance volume was placed in Germany. Some 20% of the international investors who ordered this Global came from Asia and, in particular, from China.

In December 2005 we issued a Global Pfandbrief denominated in USD. This $1bn public-sector Pfandbrief (€0.9bn) was placed via our MTN program. We were particularly pleased to see that 34% of the total issuance volume was placed with U.S. investors. Having won new U.S. investors, we therefore succeeded in further diversifying our investor base. 43% of the USD Global was placed in Asia.

The large-volume bonds we launched in 2005 show that we set great store on addressing international investors when placing our products. As a result, the lion's share of our total issuance volume was placed with foreign investors. At 44%, European investors, mostly from the euro area, were ahead of the field, followed by investors from Asia (14.3%) and from North America (3.9%). Banks, investment companies and insurance companies were the most important investor groups. The remaining 37.8% of the total issuance volume was placed in Germany. It should be noted that these percentages do not include the Pfandbrief issued in September, as information on the private investors who ordered this Pfandbrief is not available.

At year-end 2005 the total volume of Jumbo Pfandbriefe outstanding was €376bn. This figure includes Jumbos issued by Essen Hyp totaling €38.5bn (€39.1bn), which gives us a 10.2% share (9.9%) of the total Jumbo market.

Small-volume issues. In addition to our big-ticket bonds we issue structured Pfandbriefe with smaller volumes which are tailored to our customers' individual needs. Specific features, such as interest rates, terms to maturity and call options can be agreed individually. As a result, our business partners can use these Pfandbriefe to systematically optimize their return. In the period under review most of our small Pfandbrief issues ranged from €5m to €100m and had mid-range maturities. In total, we issued 302 (228) structured Pfandbriefe amounting to €5.4bn (€2.8bn) in 2005.

Commercial Paper (CP) Program. Our CP Program enables us to issue short-term money market bonds in all major currencies, thus ensuring swift and cost-efficient funding. In the period under review 245 (258) drawings totaling €9.5bn (€6.9bn) were made in EUR, GBP, USD, CHF and JPY. Average program utilization was €2.9bn (€1.8bn). As of December 31, 2005 program utilization was €2.1bn (€1.8bn).

Short Liquid Money Market Bond (SLIMBO). In 2005 Essen Hyp placed its first Short Liquid Money Market Bond (SLIMBO), a highly liquid money market bond which was issued as an unsecured bearer bond. The issuance volume was €1bn. Due to strong demand this SLIMBO was increased several times in the period under review, with the total volume of these increases coming to €1bn.

International placement of our Jumbo and Global Pfandbriefe in 2005 in %


3.9
14.3
37.8
44.0
Asia
Europe (without Germany)
Germany
North America

Debt Issuance Program (DIP). We use our €20bn Debt Issuance Program to raise medium- and long-term funds on the capital markets. The placement of the issues is in the hands of banks operating worldwide. In 2005, 55% of the papers issued under this program were structured as floaters. In addition to the previous years' drawings, 92 (18) new drawings totaling €12.4bn (€5.3bn) in EUR and USD were made in 2005. Moreover, drawings totaling €0.2bn were made in GBP, SKR and JPY.

Stock market listings. In the financial year 2005 we introduced 130 (90) new issues with a total volume of €29bn (€19.3bn) on the Düsseldorf Stock Exchange. The total amount of bonds listed there is €72.2bn (€56.9bn). Issues totaling €7bn (€7bn) are additionally listed on the London or Luxembourg Stock Exchanges. Moreover, 17 foreign currency and euro issues amounting to €1.7bn (€2.4bn) are listed solely on the Luxembourg or Paris Stock Exchanges.
We set great store on the prompt listing of our issues. In Germany this is ensured by means of a master listing agreement with the Düsseldorf Stock Exchange. Furthermore, we attach particular importance to mark-to-market secondary market making for the benefit of our investors. This market making ensures the liquidity of our bonds. As far as our Jumbo and Global Pfandbriefe are concerned, our market makers and co-leads quote mark-to-market prices within fixed bid-offer spreads at any time.

Outstanding Pfandbriefe and bonds issued by Essen Hyp
as at year-end in € bn


70
60
50
40
30
20
10
0
56
60
63
71
2002
2003
2004
2005

■ Mortgage Pfandbriefe

Public-sector Pfandbriefe

□ Other bonds and notes

Earnings, assets and financial situation

Earnings. At year-end 2005 Hypothekenbank in Essen AG recorded a net interest income of €262.6m. Firstly, this growth in net interest income is due to the expansion of our lending business and, in particular, the increase of loans shown in the balance sheet items *Claims on customers and banks* and *Bonds and other fixed income securities*. Secondly, current income from shares and other variable-yield securities includes payouts on fund units, as well as dividends earned within the scope of securities lending transactions.
We changed the presentation of price gains and losses from notes in the period under review. Whereas, up to the end of 2004, these price gains and losses were reported in the net interest income, any transactions in this business segment having an impact on revenue are now reported under provision for possible loan losses by means of cross-compensation.
The previous year's net interest income of €243.8m was adjusted to €214.9m in order to reflect these changes and ensure comparability. Taking into account this adjustment, net interest income rose 22.2% year-on-year.

Based on the adjustments referred to above, net interest and commission income rose 21.1% to €249.3m (€205.9m). Thus, the increase in net interest and commission income was less pronounced than that in net interest income. This can be ascribed to the fact that net commission expenses rose from €9m to €13.3m, partly resulting from an increase in commission paid to our parent company for forwarding home loans in accordance with our system for the direct commitment of loans *(Direktzusageverfahren I)*. The total volume of these loans rose from €420.8m in 2004 to €708.6m in 2005. At the same time, commission income clearly dropped from €4.2m in 2004 to €2.8m in 2005.

Expenses. General operating expenses totaled €34m, a 17.3% decrease compared to the €41.1m[1] posted in 2004. This reduction can mainly be ascribed to a clear decrease in depreciation on tangible assets to €2.6m from €13m in 2004. However, the 2004 figure was strongly impaired by depreciation totaling €10.4m on two properties taken over by the bank to prevent losses.
Other administrative expenses rose from €14.4m in 2004 to €16.5m. This increase can mainly be ascribed to an increase in expenses for services provided by rating agencies, an increase in licensing fees for existing and new software, costs relating to the participation in the Quantitative Impact Study (QIS 5) and expenses for our International Capital Market Conference.
The increase in personnel expenses to €14.9m (€13.7m) was partly due to the need to take on additional staff – both external staff and university graduates who have completed their one-year training within the bank. Furthermore, expenses relating to new staff recruited in the course of 2004 are now fully included in the 2005 figure.

[1] The previous year's figures were adjusted to the following changes made in the presentation of our business results, which took effect on January 1, 2005: Costs relating to the outsourcing of the processing and administration of home loans, as well as income from EDP services are reported in the *Other administrative expenses* (previously: *Net other operating income and expenses*).

In addition to this, Essen Hyp set up provisions for anniversary bonus payments pursuant to an agreement with the Staff Council.

Net other operating income and expenses was €–1.4m. Having adjusted the previous year's figure from €–4.4m to €–0.9m in accordance with the above-mentioned changes in presentation, this comes to an increase of 55.6%. Net operating income and expenses includes, amongst other things, rental income from properties held by the bank, as well as expenses for property maintenance, including maintenance reserves.

Having adjusted the previous year's figure from €192.8m to €163.9m, our operating result before provision for possible loan losses rose by €50m to €213.9m at year-end 2005.

In the period under review we changed the methodology for calculating our provision for possible loan losses. Since May 2005 this has been made in accordance with the so-called Most Realistic Value (MRV) Approach, which is used throughout the Group. This approach is basically based on bad loan allowances fixed in accordance with ratings and/or loan status. The change to the MRV Approach did not have any material impact on the amount of our provision for possible loan losses.
Provision for possible loan losses was €73.8m in the period under review. Taking into account the retroactive adjustment of the previous year's figure to €35.3m, this comes to an increase of €38.5m. Without this adjustment, the increase would have been €9.6m. This discrepancy can mainly be ascribed to the changes in the presentation of net income from realizing price gains from notes which totaled some €29m in 2004.
Turning to real estate finance, we increased our net provision for possible loan losses in this segment by €32.3m (€53.3m). In addition to this, we increased the reserves for general banking risks pursuant to Section 340f of the German Commercial Code *(HGB)* by 55%. Provision for possible loan losses not only includes the scheduled allocations to credit risk provisioning, which dropped considerably below the previous year's level, but also income and expenses in accordance with cross-compensation pursuant to Section 340f (3) of the German Commercial Code. The latter was impaired by an increase of net expenses from securities operations in the period under review. This increase was mainly caused by price losses totaling €18.2m (€0.1m) which result from returning Essen Hyp Pfandbriefe with higher coupons to the Trustee. However, having returned these Pfandbriefe to the Trustee, we were in a position to issue new funding instruments at lower rates. Accordingly, the losses realized in 2005 will be offset by additional earnings in the coming years.
Our operating result after provision for possible loan losses and before tax amounted to €141.9m, up from €128.6m in 2004.

Net income. Essen Hyp recorded a net income of €103m at year-end 2005, topping the previous year's result of €91m by €12m. Accordingly, Essen Hyp was able to increase its net income for the eleventh year in a row.

Development of net income in € m


103.0
100
90
80
70
60
50
40
30
20
10
0
91.0
81.2
76.2
72.3
64.8
66.7
53.0
38.7
26.9
1996
1997
1998
1999
2000
2001
2002
2003
2004
2005

Sources and use of earnings in € m


262
250
225
200
175
150
125
100
75
50
25
0
215
1
1
9
13
14
15
27
19
35
72
38
39
91
103
Net interest and commission income
Net other income and expenses
Net commission expenses
Personnel expenses
Other administrative expenses¹
Provision for possible loan losses²
Tax expenditures
Appropriation of profit
Sources of earnings
Use of earnings
2004
2005

[1]including depreciation on tangible assets
[2]including income from the sale of securities treated as assets

Breakdown of Essen Hyp's results (year-on-year)

	2005 in € m	2004 in € m	Change in %
Interest and other current income	3,064.1	2,983.2	+2.7
– Interest paid	2,801.5	2,768.3	+1.2
= Net interest income	262.6	214.9	+22.2
– Net commission expenses	–13.3	–9.0	+47.8
= Net interest and commission income	249.3	205.9	+21.1
– Personnel expenses	14.9	13.7	+8.8
– Other administrative expenses	16.5	14.4	+14.6
– Depreciation on tangible assets	2.6	13.0	–80.0
= Partial operating result	215.3	164.8	+30.6
+ Net other operating income and expenses	–1.4	–0.9	+55.6
= Operating result before provision for possible loan losses	213.9	163.9	+30.5
– Provision for possible loan losses	73.8	35.3	+109.1
+ Income from selling securities treated as assets	1.8	0.0	—
= Operating result	141.9	128.6	+10.3
– Tax expenditures	38.9	37.6	+3.5
= Net income	103.0	91.0	+13.2

Key performance indicators

Return on equity. The net income generated in 2005 paved the way for not only meeting, but even clearly exceeding our target of reporting a return on equity of some 14%. Return on equity after tax, calculated on the average of reported capital and reserves held over the year, was 15% at year-end 2005 (14.3%).

Cost income ratio. As before, our cost income ratio, i.e. the ratio between net interest and commission income and general operating expenses, is at an extremely low level and came to 13.6% in 2005 (14.9% in 2004). This ratio reflects Essen Hyp's strong performance and efficiency. It has to be noted that the 2004 figure was impaired by special depreciation on properties taken over by the bank to prevent losses. Due to the transfer of these properties from current to fixed assets, this special depreciation augmented other administrative expenses by €10.4m in 2004.

Ratings

In February 2005 Moody's upgraded our public-sector Pfandbriefe rating to Aaa. As a result, Essen Hyp's public-sector Pfandbriefe are now again rated triple A by the three major rating agencies Standard & Poor's, FitchRatings and Moody's. At year-end 2005 Moody's also upgraded the rating of our mortgage Pfandbriefe to Aa1. FitchRatings rates our mortgage Pfandbriefe AAA, i.e. by one notch higher than Moody's.

Following a change in the rating outlook from 'stable' to 'positive' as early as in 2004 FitchRatings upgraded Essen Hyp's long-term counterparty rating to A from A– in the period under review. At the same time, Essen Hyp's short-term counterparty rating was upgraded from F2 to F1. These rating upgrades reflect Essen Hyp's consistent profitability, as well as its successful risk management and dynamic and balanced business strategy. Moody's left Essen Hyp's long-term counterparty rating unchanged at A2, whereas Standard & Poor's changed the outlook for Essen Hyp's long-term counterparty rating (BBB+) from 'stable' to 'positive'. Should we succeed in converting this change in our rating outlook into a rating upgrade to A– by Standard & Poor's in 2006, this would enable us to issue unsecured bonds at more favorable conditions because investors usually refer to the worst rating of a credit institution when making investment decisions and fixing prices. Furthermore, a rating upgrade would enable us to further broaden our investor base, given that many investors are subject to investment restrictions which stipulate that investments below single A are only permitted to a limited extent, if at all.

Overview of ratings as of December 31, 2005

	FitchRatings	Standard & Poor's	Moody's
Public-sector Pfandbriefe	AAA	AAA	Aaa
Mortgage Pfandbriefe	AAA	not rated	Aa1
Long-term counterparty rating	A/outlook stable	BBB+/outlook positive	A2/outlook stable
Short-term counterparty rating	F1	A–2	P–1
Financial strength	B/C	not rated	C
Notes issued under the Debt Issuance Program			
– Senior unsecured debt	not rated	BBB+	A2
– Subordinated debt	not rated	BBB	A3
Commercial Paper Program	not rated	A–2	P–1

Development of balance sheet total in € bn



92.8
90
80
70
60
50
40
30
20
10
0
79.5
74.3
71.0
69.6
58.8
56.0
45.6
35.5
25.4
1996 1997 1998 1999 2000 2001 2002 2003 2004 2005

Development of important balance sheet items in € bn



92.8
90
80
70
60
50
40
30
20
10
0
79.5
66.8
58.4
40.3
35.8
33.1
31.9
7.3 6.9
Public-sector loans
Bonds and other fixed income securities
Mortgage loans
Securitized liabilities
Balance sheet total
2004
2005

Assets and financial situation

As of December 31, 2005 Essen Hyp's balance sheet total stood at €92.8bn, up from €79.5bn at year-end 2004. This balance sheet growth of €13.3bn, or 16.8%, was driven by our capital market activities, which we expanded noticeably as from mid-2005.
The year-on-year changes in the bank's financial situation reflect our business activities in 2005 and can be seen from the chart on the left which shows important balance sheet items.

The total amount of risk assets in accordance with *Grundsatz I* was €10.7bn at year-end 2005, up from €10.2bn at year-end 2004. On the balance sheet date the total capital ratio according to *Grundsatz I* was 11% (12.3%).This reduction is due to the fact that supplementary capital falling due was not replaced in full, given that this capital has basically only been used to manage our large exposure limits pursuant to the German Banking Act *(KWG)* since mid-2005. At the same time, Essen Hyp's core capital ratio improved to 6.5% (6.4%). Accordingly, we are further approaching our objective of improving our core capital ratio to 7% over the medium term.

Report on affiliated companies

We have been notified that Commerzbank AG, Frankfurt am Main, continues to hold 51% of our equity capital, and thus a majority stake. Pursuant to Section 312 of the German Stock Corporation Act *(AktG)*, the Board of Managing Directors has drawn up a report on the bank's relationship with affiliated companies for the period under review. This report ends with the following declaration: "According to the circumstances known to us at the date on which the company entered into transactions with affiliated companies, our bank received adequate consideration for every such transaction. The company neither undertook nor refrained from undertaking any measures on behalf of, or at the instigation of affiliated companies."

Cash flow statement of Hypothekenbank in Essen AG from January 1, 2005 to December 31, 2005 in € m

		2005	2004
1	Net income (including the portions of minority shareholders) before extraordinary items	103.0	91.0
	Non-cash items included in net income and reconciliation with cash flows from operating activities		
2	Write-downs, depreciation, adjustments and write-ups to claims, tangible assets and non-current financial assets	98.5	75.5
3	Increase/decrease in provisions	14.0	−4.5
4	Other non-cash income and expenses	38.9	37.6
5	Gains/losses on the disposal of tangible assets and non-current financial assets	−3.3	0.0
6	Other adjustments (net)	−268.5	−243.1
7	Sub-total	−17.4	−43.5
	Change in assets and liabilities relating to operating activities		
8	Claims	−4,857.1	1,038.3
8 a	– on banks	−2,671.4	2,151.7
8 b	– on customers	−2,185.7	−1,113.4
9	Securities (except those treated as financial investments)	−8,062.8	−5,301.0
10	Other assets relating to operating activities	−325.0	−85.5
11	Liabilities	4,984.5	2,730.4
11 a	– to banks	5,353.5	2,391.9
11 b	– to customers	−369.0	338.5
12	Securitized liabilities	8,299.8	2,008.6
13	Other liabilities relating to operating activities	35.5	182.3
14	Interest and dividends received	2,990.8	2,526.3
15	Interest paid	−2,607.0	−2,396.7
16	Receipts for extraordinary items	0.0	0.0
17	Payments for extraordinary items	0.0	0.0
18	Payments for taxes on income	−33.1	−38.3
19	Cash flows from operating activities	408.2	620.9
20	Cash receipts from the disposal of	28.4	91.6
20 a	– non-current financial assets	11.0	91.6
20 b	– tangible assets	17.4	0.0
21	Cash payments for investment in	−355.3	−720.6
21 a	– non-current financial assets	−350.4	−679.0
21 b	– tangible assets	−4.9	−41.6
22	Cash receipts from the disposal of subsidiaries and other business units	0.0	0.0
23	Cash payments for the acquisition of subsidiaries and other business units	0.0	0.0
24	Changes in funds relating to other investing activities (net)	−1.0	−0.2
25	Cash flows from investing activities	−327.9	−629.2

		2005	2004
26	Cash receipts from the issue of capital (capital increases, sale of own shares, etc.)	0.0	70.0
27	Cash payments to owners and minority shareholders	−46.2	−81.2
27 a	– dividends paid	−46.2	−81.2
27 b	– other payments	0.0	0.0
28	Changes in funds relating to other capital (net)	−93.2	4.9
29	Cash flows from financing activities	−139.4	−6.3
30	Change in cash funds from cash relevant transactions (total of lines 19, 25 and 29)	−59.1	−14.6
31	Change in cash funds from exchange rate movements, changes in group structure and in valuation procedures for cash funds	0.0	0.0
32	Cash funds at the beginning of period	260.1	274.7
33	Cash funds at the end of period	201.0	260.1

The cash flow statement shows the structure of, and changes to the cash funds (balance sheet item 'cash reserves') in the period under review. It is broken down into operating activities, investing activities and financing activities. We have drawn up this cash flow statement in accordance with the German accounting standards DRS 2-10.

Under cash flows from operating activities, payments (inflows and outflows) from claims on banks and customers, as well as securities from the liquidity reserves and other assets are shown. Additions to and disposals from the liabilities to banks and customers, securitized liabilities and other liabilities, interest and dividends received, interest paid and income tax payments are also shown in this item.

Cash flows from investing activities show payments received and made relating to tangible and financial assets, as well as changes resulting from other investing activities.

The cash flows from financing activities include capital increases, dividend payments, as well as changes in the subordinated capital.

The cash reserves and deposits with central banks are included in the cash funds both at the beginning and at the end of each financial year.

The cash flow statement replaces neither liquidity nor financial planning, nor do we look upon it as a steering instrument.

Staff report

Refining and harmonizing our principles of co-operation and leadership was the main objective of our personnel work in 2005. In addition to this, we continued to align personnel management to our core business activities by implementing comprehensive measures to refine our organizational structure and internal procedures. Here, one of our main tasks was the implementation of our Change Management Process which involved fundamental changes in the bank's organizational structure. Other important aspects were knowledge management and promoting innovation. We systematically and continuously review and assess the available resources in terms of management skills, qualification and social skills, as well as the depth of expertise. At the same time, we agree specific targets with employees and continually adapt job profiles to new challenges. This allows us to see which measures need to be taken in terms of personnel development and to align our further training and education programs to the bank's specific requirements and prospects. This approach ensures a transparent overview of the available resources, providing our executive staff with valuable and precise information about the development of their employees. We believe that increasing our employees' motivation and identification with our company constitutes a key task in human capital management and a major challenge to be faced in the coming years. Nearly one third of our employees has been employed with Essen Hyp for more than ten years.

The compensation of our executive staff is linked to their individual performance, as well as to Essen Hyp's overall success. Depending on their hierarchical position, our executives receive a special employment agreement *(Funktionswertgruppenvertrag)*, which specifies that variable components account for up to 20% of the total compensation. Depending on both the bank's earnings performance and each employee's individual performance, our non-exempt employees receive a voluntary bonus payment in addition to the 13th month bonus salary provided for in the applicable collective wage agreement. If an employee has not been with Essen Hyp during the entire business year for which this voluntary bonus is granted, he receives a pro-rata payment. Similar to the previous years, our non-exempt employees will receive this bonus as a reward for their performance in the year under review.

We offer jobs to our employees and job beginners which are tailored to their specific needs, such as to work part-time. Hypothekenbank in Essen AG

Job tenure

	Number of employees	in %
0 to 2 years	49	28.7
3 to 5 years	26	15.3
6 to 10 years	46	27.1
11 to 15 years	30	17.7
more than 15 years	19	11.2
Total	170	100.0

promotes equal opportunities and offers flexible and individual working-time models to better align family and professional career. In 2005 a total of 22 employees benefited from these flexible working-time models. For many years our employees have had the opportunity of working partly in the office and partly at home. Older employees can opt for a gradual transition from their professional life to retirement by agreeing partial retirement schemes or working-time account models. Three employees used this option in the year under review.

Essen Hyp currently has 15 positions for young people who wish to start vocational training. Essen Hyp's subsidiary, Essen Hyp Immobilien GmbH, offers two additional places. The trainees are candidates for employment in banking, office management, data processing or real estate management, or are trained in restaurant management and as a cook. We are committed to providing young and ambitious people with a solid foundation for their professional career. This is why Essen Hyp not only made available three additional positions for young trainees in 2005, but also offered some of these places to trainees who do not have the qualification to enter a university or college of further education *(Fachhochschule),* which would normally be required.
We particularly welcome the fact that some of our trainees, in addition to their training in the bank, have decided to obtain a degree in business administration, for instance at the Fachhochschule für Ökonomie und Management *(FOM),* a college for further education specializing in economics and management. Today, we have former trainees and *FOM* graduates amongst our junior employees. We also employ student trainees and interns completing retraining or integration programs. Finally, we offer internships to candidates who have not completed schooling and/or undertake career guidance programs.

In view of the demographic changes and the continued increase in our international activities we recruit and promote foreign employees and, in particular, foreign university graduates. Our employees represent 18 different languages and have various cultural backgrounds. We do not simply accept demographic changes, but are committed to transforming the related challenges into a competitive edge.

One of the key issues in our personnel development activities in 2005 was the promotion of interdisciplinary thinking and the transfer and sharing of knowledge on all management levels. We are committed to making the expertise of our employees available to the bank as a whole in a systematic and efficient way. This includes the management of employees, data, working procedures, time and overall working environment.
Our further education and training programs in 2005 focused on the implementation of regulatory requirements, Basel II and credit analyses. We also had seminars dealing with the Minimum Requirements for Risk Management *(MaRisk)* and the IAS/IFRS accounting standards. In addition, we offered seminars on real estate finance in specific countries for employees of our International Real Estate Finance Department and language training. In 2005 another employee from our Internal Audit Department completed the internationally recognized training program as a Certified Internal Auditor (CIA).

Essen Hyp offers graduates in economic sciences, mathematics and law from universities and colleges of further education the opportunity to complete a one-year training program within the bank, allowing them to make the first steps in their professional career. These trainees are mostly employed in the following corporate divisions: Capital Markets, Finance and Real Estate Finance. This program also includes internal workshops which aim at sharing the knowledge they acquired in their respective fields of activity.

Our employees' high level of education is reflected by the fact that more than 60% of our employees have obtained a degree from a university or vocational school or have completed a certified training program. 23.8% of our employees hold a university or college degree in economic sciences while 7.6% hold a degree in law, 4.6% in mathematics/computer sciences/physics and another 3.1% in humanities.

Essen Hyp offers foreign students the opportunity to complete an internship of several weeks in different departments. Our network of universities now ranges from Central America to Asia. The internships at Essen Hyp have been acknowledged as a semester abroad by selected foreign universities.

Our permanent staff is not only covered by the statutory pension scheme, but also by a pension plan offered by the BVV Versicherungsverein des Bankgewerbes a.G., a German mutual insurance company for the banking industry. Many of our employees opt for deferred compensation and use a part of their salary to increase their old-age provision, while taking advantage of the related tax reductions. We additionally enter into pension agreements with those executives who worked with Essen Hyp for at least five years.

At year-end 2005 Hypothekenbank in Essen AG employed 159 (149) full-time staff. This figure includes 15 trainees and 22 part-time employees, weighted at 0.5 according to their hours worked. Without this weighting, the number of staff comes to 170 (160).

We would like to extend our thanks to all employees for the dedication they have shown in the business year 2005. Essen Hyp would not have been able to meet its ambitious targets without our employees' outstanding personal commitment. We would also like to extend our thanks to the Staff Council for the ongoing dialogue and the responsible and constructive cooperation.

Level of education in %


38.6
39.1
22.3
Degree from a university or college of further education
Degree from a vocational school
Commercial training

Age pyramid

Age	Male	Female	Total
56–60	7 (4.1%)	2 (1.2%)	9
51–55	9 (5.3%)	2 (1.2%)	11
46–50	5 (2.9%)	8 (4.7%)	13
41–45	16 (9.4%)	11 (6.5%)	27
36–40	16 (9.4%)	19 (11.2%)	35
31–35	20 (11.8%)	16 (9.4%)	36
25–30	10 (5.9%)	13 (7.6%)	23
< 25	9 (5.3%)	7 (4.1%)	16
	92 (54.1%)	**78 (45.9%)**	

Male Female

Total: 170

Subsequent events

Between December 31, 2005 and the printing of this annual report there were no material events which would have had an impact on the bank's performance and which would require disclosure.

Risk report

Risk management
The identification, quantification, aggregation and management of all relevant risks is pivotal for ensuring an efficient risk management and optimizing the allocation of capital to the bank's different business units in accordance with risk-return considerations. Risk management at Essen Hyp is governed by risk guidelines and appropriate organizational structures, as well as by measuring and monitoring methods which are geared towards the bank's business activities.

Risk management principles and organization
The risk management policies of Essen Hyp have been decided by its Board of Managing Directors in accordance with the Commerzbank Group's guidelines. Essen Hyp has an efficient system of risk management and control, which is constantly being refined with a view to the future. We have been closely cooperating with our parent company, the Commerzbank AG, in the field of risk controlling for years. This cooperation includes, in particular, the submission of daily reports on balance sheet and off-balance sheet items, as well as the reporting of credit and market risks to our parent company. The aim is to ensure uniform risk management and controlling throughout the Group. Essen Hyp makes use of state-of-the-art risk measurement and management tools, given that this is pivotal for professional and active risk management and controlling.
According to the general guidelines agreed upon by the Board of Managing Directors risks may only be taken within a predefined risk framework while complying with applicable law. The Board of Managing Directors has established a system of risk limits, including a stop loss limit, taking into account the amount of available capital and the bank's earnings performance, as well as the risk management requirements of the Group as a whole.
Any changes relating to limits and limit systems require the approval of the Commerzbank's Central Risk Control Unit (ZRC) prior to a decision by our Supervisory Board and our Risk Committee. In addition to our own calculations, we receive continued feedback regarding our risk positions from ZRC because Essen Hyp is integrated into the Commerzbank's daily reporting system. This helps us to further validate our risk models.

In 2005 our risk management was linked even closer to that of the Commerzbank AG. We have nearly completed a separate project on the uniform

calculation and presentation of liquidity risks throughout the Group and will be able to establish limits in the first quarter of 2006.
Furthermore, we calculate both overall market risk figures and specific market risk figures on a daily basis.
To further improve process reliability, Essen Hyp launched a project to generate the gap report directly from its front-end system ATLAS as early as 2003. This required substantial restructuring, which was completed in 2004. Based on this new mode of calculation we started an additional project in 2005, which aims at directly calculating risk figures on the basis of the data provided by our front-end system Front Arena. This will ensure maximum accuracy and data security when calculating these figures. In addition, this will allow us to further refine and differentiate risk measurement, include additional scenario analyses and stress tests, simplify procedures and enhance the analysis of risk sensivities. We plan to fully implement this project in the first quarter of 2006.

In the period under review we started to use economic capital as the basis for our risk management and performance measurement. This was done in coordination with our parent company. Economic capital is defined as the amount of capital which, by assuming a given probability, will be needed to cover unexpected losses from risk positions during a certain period of time. Economic capital does not mean that the amount in question is actually available. Instead, the term relates to the amount of capital which will be needed in view of the given risks. These risks, including for instance, credit risk, market risk, operational risk and business risk, are calculated by using the so-called value at risk (VaR) approach. VaR is defined as the maximum loss in value a portfolio could suffer by assuming a given probability (confidence level) during a given holding period. Correlation effects which may occur within the Group are taken into account.

Essen Hyp has a sophisticated risk monitoring system in place. This risk monitoring system is described in detail in several organizational manuals which are available in electronic form. These manuals have been summarized in a generic description of the systematics, which is meant as an overall reference. The following table shows the most important risk control and risk management tasks and their assignment to organizational units:

Management of market and liquidity risk

Management of interest rate, liquidity and currency risk	Treasury Department, Bank Management Department
Risk measurement and reporting, development of uniform methods and procedures	Controlling Department
Review transactions with regard to market value and plausibility	Market Conformity Checking Section
Risk reporting	Controlling Department, Market Conformity Checking Section

Management of credit and counterparty risk

Public-sector borrowers, credit institutions governed by private law and companies	Treasury Department, Credit Research Department
Credit quality research (public-sector lending)	Credit Research Department
Credit quality research (real estate finance)	Real Estate Finance Department – Transaction Management, Credit Research Department
Monitoring of compliance with credit limits	Market Conformity Checking Section, Credit Research Department
Non-performing mortgage loans	Mortgage Lending Risk Management Department, Legal Department, Foreclosure Department
Proposals for an appropriate risk provision for non-performing mortgage loans	Real Estate Finance Department – Transaction Management, Mortgage Lending Risk Management Department, Foreclosure Department
Risk reporting	Bank Management Department, Credit Research Department, Mortgage Lending Risk Management Department, Market Conformity Checking Section

Management of operational risk

Introduction of new products	Task Force 'New Products'
Legal risk	Legal Department; external lawyers if necessary
Modification of the legal framework	Project team comprising staff from the organizational units concerned
Personnel issues	Personnel Department
Structural and procedural organization	Organization Department together with the organizational unit(s) concerned
Data processing risks	EDP/IT Department
Equipment and infrastructure	Organization Department
Internal controlling	Internal Audit Department

Risk categories

Essen Hyp defines the term 'risk' as a possible loss resulting from unexpected changes which might cause adverse deviations from the bank's projections in terms of assets, financial situation and earnings performance. Market, liquidity, credit and counterparty risk, as well as operational risk are the most important risk categories for Essen Hyp.

- Market risk means the danger of losses resulting from adverse changes in market prices or price-influencing parameters. Interest rate risk and specific market risk, i.e. credit spread risk, are the most important risk categories for Essen Hyp. Establishing the total of possible overnight losses constitutes the main aspect of our risk analysis. Adequate hedging transactions eliminate currency risk.
- Credit and counterparty risk is the risk of losses due to the partial or total default and/or the deterioration in credit quality of any of our business partners. In addition to traditional credit risk, country and issuer risk are also covered by this category.
- Operational risk is defined as the danger of losses resulting from inadequate or defective internal processes and systems, human or technical failures, or from external events. Legal risk resulting from changes in the legal framework, legal actions or contracts is also included in our definition of operational risk.
- Business risk is defined as unexpected losses due to revenue (especially commission) and costs deviating negatively from the budgeted figures. Business risk is influenced both by business strategy and the bank's internal planning process, as well as by changed overall conditions, such as market environment, customers' behavior or technological developments.
- Liquidity risk means that, in the case of illiquid markets, contractual payment obligations cannot be met in a timely manner or not at all, or that due to market disturbances or an insufficient market depth, trades either cannot be closed or processed, or if so only with losses.

Basel II will require the first three types of risk to be covered by regulatory capital. In addition, the other risk categories will have to be monitored in connection with Basel II (pillar II) and the adopted Minimum Requirements for Risk Management *(MaRisk).*

Risk management under two different accounting standards

Hypothekenbank in Essen AG prepares its annual accounts in accordance with the provisions of the German Commercial Code *(HGB).* However, as the consolidated annual accounts of the Commerzbank AG are prepared pursuant to the International Accounting Standards/the International Financing Reporting Standards (IAS/IFRS), we are in addition required to compile annual accounts in accordance with IAS/IFRS. In contrast to German commercial law, risk management under IAS/IFRS rather focuses on market values. Accordingly, all financial instruments traded in an active market as defined by IAS 39 are reported at market value because the Commerzbank Group does not use the category 'held to maturity'. Whether or not changes in the market value affect the bank's net income depends on their classification on the balance sheet. Due to the partial reporting at market value (the so-called 'mixed model') we were required to split our interest rate book into different portfolios for bank management purposes. This enables us to manage and keep potential effects on our balance sheet under IAS/IFRS within the scope of predefined limits. We measure our performance under IAS/IFRS on a daily basis in order to show the potential effects of asset and liability management measures.

Risk monitoring

Market risk. The data required for risk measurement is taken from the gap report, which is updated by the Controlling Department on a daily basis. The gap report shows the mismatches per month. We use present value figures to measure and quantify the risks deriving from gap positions in the case of interest rate fluctuations. The required arbitrage-free zero-coupon discount factors are calculated daily on the basis of the swap or EURIBOR curve. Using these discount factors, the cash flows from interest and principal payments are discounted and summarized into a key figure.
As a next step, the actual cash flows are discounted by using discount factors which are calculated by assuming certain simulated market price changes and a holding period of one business day. These simulated market price changes are based on the historical interest rates of the past 255 trading days. We then revaluate our current portfolio by applying each of the calculated 254 market scenarios. The maximum change in value of our interest rate book is calculated by assuming a one-sided confidence level of 97.5%. The VaR of the entire interest rate book describes the bank's aggregate market risk.
The reliability of our VaR model is constantly monitored by means of backtesting, i.e. the projected VaR is compared to the actual market value changes on a daily basis. To identify outliers, i.e. market value changes outside the forecast interval, we use a one-sided confidence interval.
In 2005 the maximum number of outliers, i.e. changes in value exceeding the amount forecasted in the VaR calculation when using a 97.5% confidence level, was five. These changes in value were due to extreme market movements.
In order to limit losses exceeding the confidence level of 97.5%, another stop loss limit was fixed, taking into account worst-case scenarios. The potential for such losses is also calculated daily.

In addition to the VaR calculation, we carry out stress tests in order to take account of extreme market movements. Stress tests are defined as historically and/or hypothetically derived scenarios by means of which potential losses are quantified under extreme market conditions. All scenarios are calculated on the basis of historical interest rates of the past 15 years. Worst-case scenarios cover both upward and downward yield curve shifts, as well

as tilts of the yield curve at certain key points on the curve.
The Board of Managing Directors, in cooperation with the Supervisory Board and the Commerzbank AG, has set limits for the VaR, as well as for worst-case scenarios. These limits have to be complied with at all times.
The VaR utilization of the authorized limit came to 62.4% as of December 31, 2005 and to 71.2% on an annual average. The utilization of the limit for worst-case scenarios stood at 58.1% on the balance sheet date, while the annual average was 70.1%.

Apart from the VaR calculations we also simulate changes in interest rate curves based on arbitrary parameters and the effects of planned new lending operations, which allows us to adjust the underlying portfolio accordingly.

For VaR, market value and interest rate risk calculations, Essen Hyp uses the well-established Front Arena software and proprietary valuation tools.

Value at risk on a daily basis and on an annual average of the authorized limit in 2005 in %


100
90
80
70
60
50
40
30
20
Jan
Feb
Mar
Apr
May
Jun
Jul
Aug
Sep
Oct
Nov
Dec

■ VaR (daily figures)

□ Annual average

'Traffic light system'. For internal monitoring purposes Essen Hyp calculates the potential present value loss of the whole portfolio in the case of a general interest rate change of 1 basis point and 100 basis points from one business day to another. These calculations are carried out for all maturities, taking into account certain predefined measuring points. Until mid-March 2005 banking supervision required that this basis point value, which is calculated by means of the key rate method, was not to exceed the predefined 20% limit in proportion to the liable capital in the case of an interest rate change of 100 basis points. Essen Hyp has fixed an even lower limit in its internal limit system, which, however, may be temporarily exceeded up to the former regulatory limit. The figures are calculated on a daily basis. In 2005 the average limit utilization within this 'traffic light system' came to 11.9%.

Internal reporting. On each business day the Board of Managing Directors, the Head of Treasury and the Head of Bank Management receive information on the development of the gap report's market value, the VaR level (including Credit Spread VaR), the utilization of the different risk limits, and the level of interest rate risk calculated with the 'traffic light system'. Moreover, the net present

Utilization of the authorized limit under the 'traffic light system' on a monthly and on an annual average in 2005 in %


25
20
15
10
5
0
Jan
Feb
Mar
Apr
May
Jun
Jul
Aug
Sep
Oct
Nov
Dec

Monthly average

Annual average

value of our public-sector and mortgage Pfandbriefe and their respective cover pools, as well as the changes in value under predefined stress scenarios, are calculated and reported. Furthermore, the Head of Treasury reports on the bank's short-term and long-term liquidity situation in the course of the weekly meetings of the Board of Managing Directors.
Special events and, in particular, ad hoc events which impact on the bank's risk position are immediately made known to the Board of Managing Directors.
As a part of our bank management activities, our Asset Liability Committee (ALCO) meets on a monthly basis. This Committee deals with the bank's interest rate positions, earnings performance, risk exposure and reporting requirements and also issues proposals for decision-making on these issues. The ALCO is composed of the member of the Board of Managing Directors who is responsible for the Treasury Department (or his deputy), the heads of all operational and back-office units, and the heads of the Controlling and Research Department. The proposals made by the ALCO are decided in the subsequent Board meeting.
On a monthly basis the Board of Managing Directors receives several detailed reports from the individual departments and sections. For instance, the report prepared by the Controlling Department provides, inter alia, information on the transactions effected in the previous month, their impact on the structure of the gap report, the development of the market value and the historical utilization of the existing risk limits. The Controlling Department also reports on the examination and testing of new products. The monthly report prepared by the Accounting and Tax Department provides information on the development of the balance sheet and the profit and loss account in accordance with the provisions of both the German Commercial Code *(HGB)* and IAS/IFRS. The quarterly report submitted by the Transaction Banking Department includes, amongst other things, information on the structure of the bank's loan portfolios.

The ratings of our borrowers, as well as changes in the assessment of their credit quality are reviewed on a monthly basis. Changes are reported in our 'Risk Report Capital Markets'. This 'Risk Report Capital Markets' is compiled quarterly and complies with the Minimum Requirements for Risk Management *(MaRisk)*. The aim of this quarterly report is to identify, manage and monitor risks relating to capital market transactions. The report includes an assessment of the bank's risk profile resulting from its capital market transactions. Accordingly, the report provides information on the main structural characteristics of the loan portfolio and the new lending business, as well as on limits and their utilization, and on rating changes. Finally, the Market Conformity Checking Section reports on the results of checking the market conformity of new transactions and the compliance with counterparty limits.
Another report, also compiled quarterly, is the 'Risk Report Real Estate Finance', which analyzes the bank's risk profile resulting from its real estate financing activities. This report deals with the main structural characteristics of the loan portfolio, including geographical diversification, property types, industries, size and internal risk classification. New lending commitments are another key issue in this report. New lending commitments are subject to the limits imposed by the bank's guidelines for real estate finance and our credit risk strategy, which is defined once a year. The new lending commitments are broken down and analyzed by region and type of property. Furthermore, the risk report lists non-performing loans and any credit decisions which have an impact on the bank's risk position, and includes recommendations for reducing such risks.

Credit and counterparty risk from capital market transactions

Public-sector loans and securities issued by other borrowers. As of December 31, 2005, the volume of assets serving as cover for our public-sector Pfandbriefe was €61.3bn. Under the new Pfandbrief Act claims on eligible national and international credit institutions may be added to the cover pool as additional cover subject, however, to certain restrictions on volume. We made use of this option and added claims on eligible credit institutions totaling €1.1bn to our cover pool.

The unchanged high quality of our public-sector cover assets is reflected by the low average risk weighting pursuant to the *Grundsatz I* standards and by the external ratings of leading international rating agencies. In terms of the *Grundsatz I* standards, 72.8% of the cover assets are classified at a risk weighting of 0%, 3.8% at 10% and 23.4% at 20%. A breakdown of the loan portfolio by rating reveals that 31.6% of the cover assets have been awarded a triple A, 42.5% a double A, 6.9% a single A and 2.1% a triple B. Those assets which were not rated by an external rating agency, i.e. 16.9% of the total loan volume, include loans

Composition of our public-sector cover pool as of December 31, 2005
in %


16.2
20.5
9.2
7.8
46.3

Total: €61.3bn

- The German Federal Government, the Federal Government's Special Fund and the German Federal States *(Länder)*
- Towns and municipalities, municipal special purpose associations, non-profit organizations and loans guaranteed by municipal authorities
- Public-sector credit institutions with special tasks
- Credit institutions governed by public law (including claims guaranteed by these), savings banks and German credit institutions governed by private law
- Foreign territorial authorities, foreign institutions governed by public law and foreign credit institutions

to credit institutions governed by public law, German credit institutions governed by private law and savings banks (48.5%), as well as loans to national and international public-sector bodies and institutions governed by public law, including claims guaranteed by these institutions, and claims on EU credit institutions governed by private law (51.5%), whose excellent credit quality was confirmed by our internal credit quality analysis.
As a basic principle, an investment grade rating is a prerequisite for the granting of loans not eligible for cover to foreign public-sector bodies and other borrowers. Our non-cover transactions (excluding derivatives) with these counterparties amounted to €1.1bn as of December 31, 2005. While 0.8% of these counterparties were rated triple A, 15.9% were rated double A, 80.7% single A and 1.4% triple B. The remaining 1.2% was not rated by an external rating agency.

Country risk. In order to coordinate all questions concerning country risk and to implement appropriate measures, Essen Hyp uses its own expertise and the Commerzbank Group know-how. Risk limits are fixed on the basis of internal and external credit quality assessments and in close cooperation with our supervisory bodies, also taking into account the total credit exposure of the Commerzbank Group.

Rating of cover assets as of December 31, 2005

Standard & Poor's / Moody's / FitchRatings	in € m	in %
AAA / Aaa / AAA	19,358	31.6
AA+ / Aa1 / AA+	5,804	9.5
AA / Aa2 / AA	5,352	8.7
AA– / Aa3 / AA–	14,933	24.3
A+ / A1 / A+	2,272	3.7
A / A2 / A	1,378	2.2
A– / A3 / A–	594	1.0
BBB+ / Baa1 / BBB+	1,089	1.8
BBB / Baa2 / BBB	195	0.3
Not rated	10,365	16.9
Total	61,340	100.0

Derivatives. Essen Hyp reduces counterparty risk by applying bilateral outline agreements, most of which include netting agreements. Again, as far as these agreements are concerned, uniform contractual regulations are in place within the Group. The structure of our derivative portfolio, broken down by counterparty rating, can be seen in the following table (see also p. 114 of the notes to the annual accounts).

Counterparty ratings in € m/remaining time to maturity

Rating	<1 year	1 – 5 years	>5 years	Total
Triple A	261	798	3,985	5,044
Double A	10,336	26,411	27,140	63,887
Single A	6,073	52,141	38,627	96,841
Triple B	0	15	0	15
Not rated	558	10,597	15,865	27,020
Total	17,228	89,962	85,617	192,807

The figures for the not rated counterparties in the table above relate to subsidiaries of foreign credit institutions with a good rating. In the following table we have notionally attributed the ratings of these foreign credit institutions to the respective counterparties as an 'implicit rating'.

Implicit counterparty ratings in € m/remaining time to maturity

Rating	<1 year	1 – 5 years	>5 years	Total
Single A	558	10,597	15,865	27,020
Total	558	10,597	15,865	27,020

We only use derivatives to hedge our interest rate risk from individual transactions or portfolios and to manage our interest rate book, including, in particular, our earnings and interest rate risk profile. Essen Hyp's interest-bearing positions are valued on a daily basis. Information on the calculated total market value is provided daily to the Board of Managing Directors, the Head of Treasury and the Head of Bank Management. As a part of Essen Hyp's limit system, a floor for the market value has been fixed, which is to ensure that the overall market value never falls short of a predefined minimum amount.

Net present value of the Pfandbrief cover. The net present value of our Pfandbrief cover is calculated on a daily basis. We are required by law to maintain a surplus cover of 2% at all times. However, Essen Hyp internally decided to maintain a surplus cover of at least 2.5%. Pursuant to Section 4 (2) of the German Pfandbrief Act this surplus cover must be calculated on the basis of the net present value of the cover assets, while taking into account certain stress test scenarios. Stress testing ensures that the 2% surplus cover is also maintained in times of interest rate movements. For its stress test calculations Essen Hyp makes use of the dynamic approach which uses the value at risk method, based on the interest rate fluctuations observed in the preceding 250 trading days. Taking into account these stress test calculations, Essen Hyp's average surplus cover available at all times in 2005 was 7% (4.4%) for public-sector Pfandbriefe and 14.4% (8.3%) for mortgage Pfandbriefe.

Net present value surplus cover of our public-sector Pfandbriefe in € bn


66
62
58
54
50
46
Jan
Feb
Mar
Apr
May
Jun
Jul
Aug
Sep
Oct
Nov
Dec

■ Net present value of our public-sector cover pool

□ Net present value of public-sector Pfandbriefe outstanding

Net present value surplus cover

Net present value surplus cover of our mortgage Pfandbriefe in € bn


6.0
5.0
4.0
3.0
2.0
1.0
Jan
Feb
Mar
Apr
May
Jun
Jul
Aug
Sep
Oct
Nov
Dec
Net present value of our mortgage cover pool
Net present value of mortgage Pfandbriefe outstanding
Net present value surplus cover

Derivatives in our cover pools. At present, Essen Hyp has not included any derivatives in its cover pools. There was no need to include derivatives as the net present value of our cover assets has always clearly exceeded the net present value of the Pfandbriefe outstanding. Nevertheless, we are close to completing negotiations with certain derivative counterparties in order to be able to make immediate use of derivatives for the purpose of optimizing the management of our surplus cover, should this become necessary.

Credit and counterparty risk relating to real estate finance

The credit quality of the borrower, as reflected by our internal rating, is of paramount importance for our credit decision. For those loans which are not classified as home loans the valuation of the property, including the determination of the lending value *(Beleihungswert),* carried out by the certified appraisers of our subsidiary, Immobilien Expertise GmbH, is a key parameter for decision-making. The sustainable income from the charged property after deduction of the non-recoverable operating expenses must at all times exceed the interest and principal payments due. Essen Hyp drew up specific guidelines for both domestic and international real estate finance, which were approved by the Risk Committee of the Supervisory Board. These guidelines stipulate, amongst other things, the minimum debt service cover (DSC) ratios, and they also include a list of property types which are currently not eligible as security for

mortgage loans or for which a loan can only be granted if certain conditions are met.
For the timely recognition of credit risks, we established an early warning system to assess latent risks in a more efficient way, taking into account potential risk factors, such as interrupted performance, an adverse development of the sector, risks of rent losses, or adverse effects on the quality of the property location. The processing of loans in default or other loans showing performance interruptions (and thus bearing a certain risk potential) has been restructured in accordance with the Minimum Requirements for Risk Management *(MaRisk)*. As in the previous years, we have permanently monitored the risks inherent in the larger transactions of our portfolios, and especially those in the East German Federal States. In this context a number of risk-mitigating measures were taken, such as requiring additional security, restructuring the loan facility concerned, and ensuring an adequate provision for possible loan losses.
For the purpose of pooling and optimizing the measures referred to above our Credit Risk Committee (CRCO) issues, within the scope of an intensive treatment, proposals on the processing of problem loans, preventive loans and loans which have been called in or are currently being liquidated.
At each of its periodical Committee meetings, the Risk Committee of the Supervisory Board is informed about the progress of non-performing loans exceeding a certain amount, and about the structure of our mortgage loan portfolio.

Internal ratings

In close cooperation with the Commerzbank AG and the Association of German Pfandbrief Banks (vdp), we refined our approach for calculating capital requirements and improved our internal rating procedures for classifying credit risks in both public-sector lending and real estate finance. For this purpose, Essen Hyp participated in joint projects dealing with probability of default (PD) rating and loss given default (LGD) grading. These projects aim at developing an internal rating approach that satisfies the Basel II requirements and at integrating the PD and LGD components into the calculation of the capital required. In addition to this, Essen Hyp and three other Pfandbrief banks launched a joint project aimed at developing an arithmetic unit which will calculate the capital requirements in accordance with Basel II (for all approaches).

PD component in real estate finance

The rating tool used for commercial real estate investors in Germany and abroad which was developed within the scope of a joint project and which has been in use since September 2004 has been continually improved by adding the real estate know-how of the banks involved in the project. At the same time, the rating functions are being refined. At Essen Hyp, we are currently pushing the further implementation of the required organizational and EDP procedures. This includes, in particular, the assignment of ratings to the loans that are already in our portfolios. It is our objective to further establish the rating process as an integral part of our credit approval procedures and credit risk management. All ratings are converted to the uniform rating scale of the Commerzbank group.

Private customers (home loans)

In the first quarter of 2006 we plan to enter into an agreement to establish a scoring system (internal rating system) for analyzing the credit quality of our private customers (home owners) which is meant to be used throughout the Group. We hold the view that this is the best solution, given that in view of the sales structures in this business segment, the necessary amount of data can only be generated by using the entire Group data. Accordingly, we strive for a full integration into the rating system of another affiliated company within the scope of a joint project.

LGD component in real estate finance

The LGD component is another key element in calculating the minimum capital requirements. The theoretical model is based on a concept developed by the Association of German Pfandbrief Banks (vdp) and an external consulting firm. The required data, such as the recovery rate and the duration of the liquidation process, is pooled and made available by the Association of German Pfandbrief Banks. The LGD component is integrated into our Basel II arithmetic unit. The LGD component for real estate transactions has already been implemented. Essen Hyp has already estimated the recovery rates for some of the loans in its portfolio. The results available to date are currently being tested and reviewed. What remains to be done as a part of the implementation process is to finally incorporate bank-specific parameters into the model.

PD component for capital market transactions

Internal rating approaches for measuring the probability of default (PD) of public-sector loans (central governments and regional/local authorities) have been developed in a separate project in coordination with S&P Risk Solutions and the Association of German Pfandbrief Banks (vdp). These internal rating approaches were implemented within Essen Hyp at the beginning of 2005. Up to now, PD ratings have been assigned to a considerable portion of our loan portfolio.
The internal rating approach for North American regional and local authorities, in particular, is currently being developed within the scope of a joint vdp project. The other PD figures (banks, corporates, insurance companies) will be made available in the near future in accordance with the Group's time schedule.

LGD component for capital market transactions

The LGD component for public-sector loans will be developed in coordination with an external rating agency. This project, too, has been initiated by the Association of German Pfandbrief Banks. Currently, the LGD component project is in a test stage. The LGD component for capital market transactions (banks) is being developed within the Group. Once these LGD projects have been implemented and the rating components have been incorporated into our Basel II arithmetic unit, our bank will comply with the requirements for an internal risk classification and thus be eligible to adopt the Internal Rating Based Approach (IRB) under Basel II for calculating capital requirements and arriving at a risk-oriented pricing.
As far as the registration process of the internal rating systems with the banking supervision is concerned, Essen Hyp is integrated into the Group's activities. The preparatory work for obtaining approval for our internal rating for banks already started at year-end 2005.
Essen Hyp participates in the Quantitative Impact Study (QIS). We are of the opinion that this study will help us to better allocate the capital which, according to our present calculations, will be required to comply with the Basel II requirements.

Provision for possible loan losses

Through the formation of individual and, in the case of latent credit risks, of general risk provisions, the discernible risks of the lending business are

adequately taken into account. Until now there has been no need for individual value adjustments or provisions in respect of our lending business with public-sector borrowers or entities governed by public law.
Based upon thorough analyses, our Real Estate Finance Department continually gauges which risk-provisioning measures need to be taken to ensure the quality of the bank's planning. In 2005 the Group started calculating provision for possible loan losses by using the so-called Most Realistic Value Approach (MRV). The parameters used under this approach vary in accordance with rating and/or loan status.

As a part of our credit risk strategy we have adjusted the standard risk costs applied to our home and commercial loans in close coordination with the Commerzbank AG. Given that some 97% of our home loans fall below 60% of the lending value *(Beleihungswert)* of the property securing the loan, we apply uniform standard risk costs to these loans. In contrast to this, the standard risk costs applied to our commercial loans vary in accordance with the ratio between the loan and the property's lending value. As a part of the implementation of our internal rating tools, we plan to derive the standard risk costs to be applied from the expected loss in order to come to an even more risk-oriented pricing of the loan.

Liquidity risk

The Treasury Department is responsible for liquidity management, which is based upon the daily listing of all cash flows. An adequate assessment of the liquidity situation requires that the bank's assets can be disposed of or sold under agreements to repurchase at short notice – within the scope of nominal overcollateralization – should the need for liquidity arise. The bank calculates its liquidity risk by showing the volume of mismatches in a capital outflow account and then determining the ratio between these mismatches and the existing short-term funding limits, plus liquidity reserves. At Essen Hyp, liquidity risk is used as a synonym for the risk of possible payment gaps, which is seen as an indication of the bank's solvency. In accordance with supervisory requirements *(Grundsatz II)* an institution's liquidity is deemed to be guaranteed if the weighted liquid assets available to it within 30 days cover the weighted payment obligations callable during this period.
Our bank's liquidity ratio calculated according to *Grundsatz II* ranged between 1.1 and 1.5, i.e. it always exceeded the minimum ratio of 1.0 required by the supervisory authorities.

Essen Hyp has been further integrated into the Commerzbank's project on liquidity management. This project aims at developing a uniform calculation and presentation of liquidity risk throughout the Commerzbank Group. The purpose of this Group project is to calculate the available net liquidity (ANL) in order to comply with key Basel II requirements. Under this approach, we calculate the so-called legal and economic cash flows both for balance sheet and off-balance sheet items. Legal cash flows cover the payment flows expected under contractual agreements, whereas economic cash flows are primarily dependent upon customers' behavior and have to be estimated by drawing upon the relevant historical figures. For future liquidity gaps, offset assets are calculated, which result from borrowing against and/or disposal of liquid assets. The full implementation within the Group, including the setting up of liquidity limits, is expected for the first quarter of 2006.

Operational risk

As before, Essen Hyp's main focus was on the qualification and quantification of operational risk (OR) in the period under review. So far, Essen Hyp carried out internal self-assessments for the purpose of qualifying operational risk. However, in February and March 2005 Essen Hyp participated for the first time in the redesigned Quality Self Assessment (QSA) of Commerzbank AG which covers the whole Group. The aim of this self-assessment is to identify and assess weak points in the Group's workflows and processes. The starting point for the QSA within Essen Hyp was the setting up of a so-called 'process matrix' for the predefined product groups 'Real Estate Finance' and 'Treasury' and the inclusion of all relevant workflows of these two product groups into the QSA process model of Commerzbank AG. Several departments and sections of Essen Hyp participated in the subsequent self-assessment. In accordance with its function and responsibilities each of these departments and sections was assigned to a specific process step. The QSA is based on a generic questionnaire, which is subdivided into several operational risk categories. 24 Essen Hyp employees participated in this self-assessment. The questions focused on the quality of the processes in each risk category. Each employee was required to give a detailed assessment based on a predefined rating system. The evaluation of the QSA questionnaires revealed a rating of 3.2 for each of the two product groups. Accordingly, Essen Hyp nearly

Development of our liquidity ratio in accordance with *Grundsatz II*


2.5
2
1.5
1
minimum ratio required by law
0.5
0
Jan
Feb
Mar
Apr
May
Jun
Jul
Aug
Sep
Oct
Nov
Dec

reached the Group benchmark of 3.0. The rating which resulted from this self-assessment is far better than the so-called default rating of 4.0, which has so far been used for the calculation of the economic capital. In coordination with our parent company we plan to carry out a detailed analysis, including the implementation of risk-mitigating measures, in 2006. Based on these activities, we will carry out a more detailed analysis of operational risks within the scope of a so-called Risk & Control Inventory (RCI), which will be carried out in the premises of Essen Hyp in co-ordination with the Commerzbank AG.

In November 2005 we once again participated in the Business Continuity Management (BCM) Self Assessment. This assessment includes a survey on the implementation of our contingency plans and their compliance with applicable supervisory requirements and Group guidelines. According to the first evaluation carried out by Commerzbank Essen Hyp has a rating of 1.9, which clearly exceeds the Group benchmark of 3.0.

Since 2003 Essen Hyp has been integrated into the Commerzbank's intranet-based 'Loss Collection Tool' (LCT), which serves to collect and assess all operational risk losses incurred within the Group. This tool is also used for reporting legal risks. All operational losses incurred are reported to the Board of Managing Directors and the Supervisory Board during their ordinary meetings.

However, even before the introduction of the self-assessments and the collection of loss data as described above, Essen Hyp was concerned about the issue of operational risk. In order to detect possible weak points, we have, for several years now, been analyzing the 'classical' operational risks relating to the bank's structure and processes, EDP, internal and external electronic communication (intranet, internet, e-mail), availability of qualified staff, adequate equipment and legal matters. With regard to certain specific issues we seek external advice from consultants and other specialists. For instance, external specialists have been tasked with analyzing and validating the safety of our IT systems at regular intervals, e.g. in view of hacker attacks.

Other preemptive measures in terms of operational risk include the preparation and improvement of contingency plans for all business units. To rule out potential EDP failures, the bank has two separate central computer systems located in different parts of Essen, one of which serves as a back-up system should the working system fail. Our reserve headquarters referred to above is situated on the same premises as our back-up system, so that a continuation of the bank's key business activities is ensured for a transitional period, should the bank's headquarters be destroyed or be out of action.

In addition, we continued our qualification program for employees in the operational units and the back office during 2005 by organizing certified seminars on job-specific, as well as general issues. To the extent possible, this aims at preventing errors resulting from lack of expertise.
The reports on operational risk in the areas of EDP/IT, staff and legal issues are on the agenda of our Risk Committee meetings and are regularly presented and discussed during the meetings of our Board of Managing Directors.

Legal risk

Essen Hyp's Legal Department operates as an internal service provider for all legal matters. This includes general and specific legal advice on contracts, as well as on outline and specific agreements. Essen Hyp strives to integrate the Legal Department into all relevant projects from the start. Hence we are immediately aware of the limitations set by the applicable legal framework, while being in a position to innovate and use the whole range of legally permissible options. The Legal Department is also involved in processing non-performing loans. If required, we additionally seek external legal advice. When dealing with mortgage and public-sector loans to foreign borrowers, we always use the services of experienced international law firms.

The Legal Department regularly informs the Board of Managing Directors about the latest legal developments, related risks and their potential impact on our business activities.

Internal audit

Internal auditing forms an integral part of our internal monitoring system. The Internal Audit Department operates independently of all business processes. This staff department has been assigned by the Board of Managing Directors to control the existing structures and procedures and to assure compliance with regulatory requirements.

Our Internal Audit Department provides independent auditing and consulting services. The aim is to add value and improve our bank's workflows. The Internal Audit Department assists the Board of Managing Directors in achieving the bank's business objectives by systematically assessing the efficiency of the risk management, internal control mechanisms, staff management and supervision. This includes assistance to further optimize these procedures. In close coordination with the responsible employees and/or persons in charge of the processes, the Internal Audit Department issues proposals on how to avoid losses, improve management, monitoring and internal supervision procedures and increase the efficiency of workflows.

The Internal Audit Department operates according to a long-term inspection plan, which is continually improved. This plan also forms the basis for an annual inspection scheme agreed by the Board of Managing Directors and submitted to the Chairman of the Supervisory Board for information purposes. The inspections stipulated in this scheme cover all parts of the bank. Checks on correct working procedures and systems are carried out at fixed intervals. As far as specific risks and legal requirements are concerned, such as provisions relating to the German Money Laundering Act *(Geldwäschegesetz)*, inspections are carried out at least once a year. The inspection intervals are fixed in the long-term inspection scheme. This ensures that all working procedures are inspected once every three years. The audit is risk-oriented and process-specific and mainly focuses on the structure and processes, the risk management and controlling mechanisms, as well as the internal monitoring system for all working procedures within Essen Hyp.

The EDP Audit, which is integrated into the Internal Audit Department, is primarily charged with all issues relating to electronic data processing, such as the maintenance of the safety and consistency of our electronic files by controlling the granting of licenses to access the system, and by limiting the number of users. The findings of each inspection are recorded in an audit report. These reports are made available to the relevant departments, the Board of Managing Directors and the external auditors.

Feedback about the structuring and suitability of the risk management system is provided to the Board of Managing Directors and to the individual departments and sections. Material findings by the Internal Audit Department are reported to the Supervisory Board at its subsequent ordinary meeting. At the first meeting in every new financial year, the Internal Audit Department informs the Supervisory Board about all important findings and remedies taken in the past financial year. Should, at any time, the internal audit reveal serious deficiencies, the Chairman of the Supervisory Board is immediately informed. The Chairman of the Supervisory Board is also informed about any audit reports, which, based on the worst risk grading of all audit reports, are in the first quarter.

Overall risk position

Our parent company monthly calculates the economic capital needed by Essen Hyp to cover market, credit, operational and business risk. The aim is to calculate an overall risk figure. This concept of economic capital forms the basis for a system of risk-adjusted key parameters. Under this concept, the individual risk positions are added up and shown as an overall risk figure. Economic capital is an internal measure for determining the amount of equity capital which, with a given probability, will be needed in the course of one year to cover unexpected losses arising from risk positions. Economic capital reflects the bank's specific risk profile and also includes those risk categories which are not covered by regulatory capital, but which may be material from an economic point of view.

Essen Hyp's overall risk position measured as economic capital is set off against the total capital available for covering risk. The calculation of the capital available for covering risk goes beyond the accounting and regulatory concepts of capital. The aim of this comparison is to show that the bank is capable to take risk, to anticipate potential unexpected losses without serious negative effects on its business activity and to cover these losses from its own funds.

Objectives of risk management and future prospects

The importance of risk management for a risk-return based bank management will continue to increase in the future. We are therefore committed to further improving our risk management systems which will be done, in particular, in cooperation with the Commerzbank Group. The aim is to use the capital that is available in the most efficient way.

Despite these high standards the risk models used are not in a position to cover all potential losses, given that it is not possible to simulate all imaginable stress scenarios. This applies, in particular, to historical models, which do not cover all potential future events. To sum up, we are committed to managing our overall risk position in such a way that the allocation of economic capital to the individual business units results, to the extent possible, in a reduction of the overall risk position without having to accept a decline in return.

Outlook

Economic outlook

Global economic expansion is set to continue in the coming two years. In the United States economic growth will be boosted by a marked increase in personal income and the fact that financing conditions are still favorable despite the past Fed rate increases. Accordingly, overall economic growth in the U.S. is set to reach some 3.5% in 2006. This pronounced acceleration in economic activity will push down the already low unemployment rate even further which, in turn, will place increasing upwards pressure on wages. In this environment, the Federal Reserve might hike its federal funds target rate to up to 5% in order to address the inflation risk. However, given that the bond markets have not discounted rate increases of this extent, the projected monetary tightening will lead to a pick-up in capital market yields.

Despite global economic expansion and the ongoing favorable financing conditions, economic growth in the euro area will not get beyond the 2% mark. Given that there will be no second-round effects on wages due to the unions' weaker bargaining power, there is no need for the ECB to significantly tighten the monetary reins. Consequently it is rather unlikely that the ECB will lift its minimum bid rate for the main refinancing operations to more than 3%. Having said this, however, the projected ECB rate hikes, combined with the forecasted pick-up in U.S. yields, are nonetheless likely to lead to an increase in long-term bond yields in the euro area.

Turning to the Japanese economy, growth prospects are extremely promising since Japanese banks have by now succeeded in substantially reducing the total volume of bad loans in their books, while companies both lowered their debt burden and adjusted capacities.

As a consequence the expansion of the Japanese economy is no longer backed by export activity only. Instead, economic growth now rests on several pillars, including domestic driving forces, such as corporate investment and private consumption. Workers will increasingly reap the benefits from the double-digit surge in corporate profits and receive higher bonus payments. As a result the Land of the Rising Sun will once again post economic growth of some 2% in 2006. This favorable economic environment will pave the way for finally overcoming deflation. As a consequence the Bank of Japan is set to abandon its policy of quantitative easing and return to a zero-interest policy. We therefore expect that the BoJ will lift its discount rate in the second half of the year. In this environment, yields of long-term Japanese government bonds are set to increase.

Sector developments

In view of the projected continuation of economic recovery, we expect stock markets to remain bullish. Furthermore, we project a decline in loan defaults combined with stronger demand for new loans. However, the question as to whether this will translate into additional earnings for German banks heavily depends on whether or not margins will remain as tight as they are now. If the extremely fierce competition in terms of margins witnessed in 2005 continues, the banks' prospects of an increase in earnings are more likely to deteriorate.

Public-sector lending – opportunities and risks

We plan to further expand our public-sector business in the next two years. Here, our main focus will be on increasing our portfolio of public-sector loans to foreign territorial authorities in order to achieve a broader regional diversification. Furthermore, we will continue our active spread management, i.e. we aim to optimize our loan portfolio by replacing assets based on capital requirements and earnings. In addition, we expect that the changes in the legal framework following the abolition of the German Mortgage Bank Act *(HBG)* will open up new business opportunities. Under the new legislation we are permitted to offer the same product range as universal banks, which will open up new markets. We plan to grasp the opportunity of broadening our product range if, and to the extent that this fits in with our business strategy and that the new products offered are closely related to our core business activities. The risks associated with offering a new product are analyzed and integrated into our risk management system within the scope of so-called 'new product procedures' which need to be completed for each individual new product.

In view of the new business opportunities and the new Pfandbrief legislation, we are currently reviewing whether Essen Hyp ought to be declared a trading book institution. For this purpose we launched a project which aims at setting up the technical requirements for implementing a trading book. The necessary programming and testing of the EDP modules was done in the fourth quarter of 2005. The decision as to whether we will submit a final statement to the supervisory authority to declare Essen Hyp a trading book institution will be made in the first half of 2006 upon completion of the main project. We plan to make use of additional business opportunities once we have obtained the permission to carry out trading transactions. At the same time, however, this is associated with the typical risks faced by a trading book institution. We will address these risks by means of appropriate risk management systems, which are being implemented in coordination with our parent company. In addition, a percentage of our current VaR limit will be allocated to the trading book, which means that our VaR limit will remain unchanged. Accordingly, there will be no increase in our bank's overall market risk position resulting from trading book activities.

The current environment of ample liquidity worldwide bears certain risks for the capital markets. A reduction of liquidity, resulting from continued monetary tightenings by central banks will put long-term capital market yields under pressure. As a result investors will become less eager in their search for yields, which, in turn, will lead to a spread widening between bonds involving higher risks and government bonds.

Real estate market outlook

In 2005 the German real estate markets suffered from weak tenant demand, which can mainly be ascribed to the dismal economic situation. However, we are of the opinion that vacancy levels reached their peak in 2005 and are set to move lower in the coming years. We therefore expect a slight increase in asking rents for office space on the German real estate markets. As far as retail space is concerned, we project that the stabilization in the sector will translate into a moderate increase in asking rents as from 2006. However, demand in this segment will mostly focus on prime locations. Turning to the residential segment, we forecast an increase in rents over the medium term.

Having stabilized in 2005, the French real estate markets will see an increase in asking rents for office space, accompanied by a continued decline in vacancies. Turning to the United Kingdom, we also forecast a slight increase in rents as from 2006. The consolidation phase having come to an end, we expect a pick-up in leasing activity combined with a decline in vacancy levels. As far as the United States is concerned, we expect an increase in asking rents for office buildings in prime locations. With vacancies in the United States having peaked at nearly 17% in 2003, the market has now come into a consolidation phase, which is set to continue even after 2006. Despite a pick-up in demand, vacancy levels on the U.S. office market will hit some 14% in 2006.

Real estate finance – opportunities and risks

We are committed to continually increasing our mortgage loan portfolio in order to further stabilize interest income. The main focus of our real estate financing activities is on commercial properties in the West German Federal States, as well as in selected international markets, including the United States, the UK, France, Spain and the Netherlands. Essen Hyp preferably lends against marketable office buildings which have potential for alternative use and can be let to tenants operating in various business segments. We intend to maintain the percentage of commercial loans in our total loan portfolio at the current level. As far as granting home loans is concerned, we will continue to focus on loans of up to 60% of the lending value *(Beleihungswert)*. However, the target volume of new home loans has been reduced in view of the fact that a considerable number of new loan applications was deliberately submitted in the fourth quarter of 2005 in anticipation of the abolishment of the government's support program for homebuyers *(Eigenheimzulage)* at year-end 2005.

We believe that public private partnerships and loans secured by other types of collateral instead of mortgages will offer additional new business opportunities and earnings potential. Given that Essen Hyp has not offered these products up to now, we have initiated so-called 'new product procedures' which cover, in particular, risk-return analyses. In addition to this, we believe that the acquisition of real estate could also be an interesting business opportunity which generates an appropriate return on equity if the transactions are suitably structured.

Turning towards potential risks, our real estate financing activities might be impaired by an overheating of certain (sub-)markets which cannot be ruled out completely. The sub-markets referred to include, for instance, the residential real estate markets in the United States. Accordingly, we will be very restrictive in this market segment. Moreover excessive competition might result in margins which no longer adequately cover the risks inherent in a transaction. Having said this, however, we are convinced that the gradual implementation of the new Basel II requirements, in particular, will make sure that risk adjusted pricing will prevail.

The European Commission is expected to publish a White Book on mortgage loans in 2006. This White Book will include practical measures for promoting the integration of the European mortgage loan markets. The final outcome could be an EU directive on mortgage loans, which would permit customers to pay down their loan at any time (even during periods of fixed interest). In addition, this directive might also limit the amount of prepayment fees to which the banks are eligible. Should this scenario materialize it would probably trigger a tremendous series of prepayments, which, in turn, would jeopardize both the concept of matching interest rates and the so-called cover principle laid down in the Pfandbrief legislation. This would have an unpredictable impact on the investment product 'mortgage Pfandbrief' as a whole.

Funding – opportunities and risks

As before, Essen Hyp will secure its position as one of the leading issuers on the capital and money markets in the coming two years. In view of our targets as regards balance sheet growth and the amount of bonds and notes falling due we plan to raise funds totaling some €30bn in 2006 and some €23bn in 2007. Of this figure, some €20bn and, in 2007, some €13bn will be raised by issuing Pfandbriefe. In view of the increasing number of Pfandbrief and covered bond issuers this market segment is expected to grow both in terms of number of issuers and issuance volume. However, we are confident that this development will not impact on the placement of bonds issued by Essen Hyp. Figuring amongst the world's leading issuers, Essen Hyp succeeded in permanently increasing its investor base. During numerous roadshows, capital market conferences, bond dealer meetings and other events we have built up strong investor relations, with investors placing great trust in our bank and our products. We have no reason to fear that this trust could diminish in the future. This is why we expressly welcome the increasing number of Pfandbrief issuers which will result in an increase in issuance volume in the Pfandbrief segment over the medium term.

Asset, financial and earnings situation – opportunities and risks

In view of the substantial balance sheet growth to some €93bn in the period under review we adjusted our internal plans, now projecting a balance sheet total of some €97bn for year-end 2006. We expect to hit the €100bn threshold at the end of 2007.

Taking into account the projected amount of risk assets, net interest income from our loan portfolio and our plans in terms of new lending business, we are confident of increasing our operating result both in 2006 and 2007. In both these years we plan to post a net income which ensures a return on equity after tax of between 14.5% and 15% while also taking into account planned capital increases.

The changes in capital allocation under Basel II are one of the reasons for our confidence. We will be in a position to use any capital released for profitable new lending business. Furthermore, we expect to generate additional earnings by the continued optimization of our capital market and real estate portfolios, which can, for instance, be achieved by means of (synthetic) securitization.

Despite utmost care the default of a borrower cannot be ruled out completely. We have not yet seen a default in our capital market transactions, whereas our real estate financing activities, are, to a certain extent, impaired by write-downs and value adjustments. Despite our strict valuation standards further defaults causing an adverse impact on earnings might occur. Nonetheless, we were able to regroup and restructure some of our non-performing loans within the scope of an intensive treatment which resulted in the reversion of certain value adjustments. We will continue to set great store on these activities in the future.

As far as expenses are concerned, we expect a moderate increase in costs. On the one hand, this is due to the fact that we will need to increase our number of staff and allow for additional expenses for qualification and training in view of new tasks relating to regulatory requirements such as Basel II. In addition, we will have to accept an increase in other administrative expenses resulting from general price increases. However, despite these developments we stick to our objective of keeping our cost income ratio at an extremely low level. This is why we are committed to more than offsetting higher expenses by a simultaneous increase in earnings.

Annual Accounts 2005







Application of statutory accounting rules

The annual accounts of Hypothekenbank in Essen AG have been compiled in accordance with the relevant provisions of the German Commercial Code *(HGB)*, the German Stock Corporation Act *(AktG)* and the German Pfandbrief Act *(PfandBG)*, as well as in accordance with the Regulations for the Presentation of the Annual Accounts of German Banks *(RechKredV)*. As a matter of principle, all details required by law that relate to individual items in the balance sheet and in the profit and loss account are explained in the notes to the annual accounts.

Balance sheet of Hypothekenbank in Essen AG as of December 31, 2005

Assets

	€	€	€	€	Dec 31, 2004 in € 1,000
Cash reserve					
a) cash on hand			3,725.63		2
b) balances with central banks			200,964,377.09	200,968,102.72	260,115
of which: with Deutsche Bundesbank		200,964,377.09			(260,114)
Claims on banks					
a) mortgage loans			0.00		1,692
b) public-sector loans			11,364,332,732.09		11,147,997
c) other claims			7,341,503,655.61	18,705,836,387.70	4,886,899
of which: payable on demand		2,967,163,316.45			(2,403,950)
against lending on securities		0.00			(0)
Claims on customers					
a) mortgage loans			6,926,082,570.96		7,256,195
b) public-sector loans			24,459,936,329.20		21,953,895
c) other claims			9,683,357.75	31,395,702,257.91	160,076
of which: against lending on securities		0.00			(0)
Bonds and other fixed income securities					
a) bonds and notes					
aa) issued by public-sector borrowers		22,145,652,960.63			14,964,032
of which: eligible as collateral for Deutsche Bundesbank advances	9,833,658,340.23				(5,911,301)
ab) issued by other borrowers		17,709,170,657.86	39,854,823,618.49		15,624,334
of which: eligible as collateral for Deutsche Bundesbank advances	7,904,529,153.18				(9,171,919)
b) bonds and notes issued by Hypothekenbank in Essen AG			454,814,815.65	40,309,638,434.14	1,347,829
nominal amount		419,968,588.74			(1,252,025)
Shares and other variable-yield securities				1,447,119,586.30	1,086,328
Participating interests and trade investments				1.00	8
of which: in banks		0.00			(0)
Holdings in affiliated companies				1,652,291.88	1,652
of which: in banks		0.00			(0)
Intangible assets				1,031,436.00	238
Tangible assets				40,048,767.80	53,514
Other assets				84,988,118.35	154,539
Deferred items					
a) from issuing and lending business			494,813,560.53		458,714
b) other			99,150,119.37	593,963,679.90	102,595
Total Assets				**92,780,949,063.70**	**79,460,654**

Liabilities and Shareholders' Equity

	€	€	€	Dec 31, 2004 in € 1,000
Liabilities to banks				
a) registered mortgage Pfandbriefe issued		250,341,199.31		159,842
b) registered public-sector Pfandbriefe issued		619,149,125.70		721,177
c) other liabilities		19,524,989,200.01	20,394,479,525.02	14,160,148
of which: payable on demand	477,146,324.28			(204,703)
Liabilities to customers				
a) registered mortgage Pfandbriefe issued		747,246,534.20		734,618
b) registered public-sector Pfandbriefe issued		2,652,788,299.64		2,458,734
c) other liabilities		396,860,867.61	3,796,895,701.45	966,132
of which: payable on demand	6,152,308.28			(3,966)
registered public-sector Pfandbriefe given to lenders as security for loans taken up	0.00			(7,669)
Securitized liabilities				
bonds and notes issued				
a) mortgage Pfandbriefe		3,252,173,612.38		3,278,342
b) public-sector Pfandbriefe		57,699,632,247.67		49,391,436
c) other bonds and notes		5,848,335,937.99	66,800,141,798.04	5,728,691
of which: money market paper	4,724,841,597.52			(3,323,251)
Other liabilities			55,805,387.06	62,332
Deferred items				
a) from issuing and lending business		49,188,557.64		69,833
b) other		265,003,332.45	314,191,890.09	287,531
Provisions				
a) pensions and similar commitments		2,978,724.00		2,603
b) tax provisions		12,001,000.00		6,242
c) other provisions		19,194,000.00	34,173,724.00	11,399
Subordinated liabilities			290,146,987.71	357,691
Profit-sharing certificates			293,463,450.33	319,028
of which: due within the next 2 years	93,453,495.48			(30,678)
Capital and reserves				
a) subscribed capital		314,000,000.00		269,300
b) capital reserve		339,574,600.00		339,575
c) revenue reserves				
other revenue reserves		45,076,000.00		45,000
d) distributable profit		103,000,000.00	801,650,600.00	91,000
Total Liabilities and Shareholders' Equity			**92,780,949,063.70**	**79,460,654**
Contingent liabilities				
liabilities from guarantees and indemnity agreements			183,003.43	1,652
Other commitments				
irrevocable lending commitments			814,271,164.63	325,733

Profit and loss account of Hypothekenbank in Essen AG for the period from January 1, 2005 to December 31, 2005

	€	€	€	€	Dec 31, 2004 in € 1,000
Interest income from					
a) lending and money market transactions		1,504,676,264.26			
b) fixed income securities and government-inscribed debt		1,450,162,496.56	2,954,838,760.82		2,933,848
Interest paid			−2,801,522,596.05	153,316,164.77	−2,768,268
Current income from					
a) shares and other variable-yield securities			108,781,289.67		49,003
b) participating interests and trade investments			49,864.50		10
c) holdings in affiliated companies			463,000.00	109,294,154.17	320
Commission received			2,787,941.35		4,219
Commission paid			−16,052,105.70	−13,264,164.35	−13,185
Other operating income				6,685,386.99	5,494
General operating expenses					
a) personnel expenses					
aa) wages and salaries		−12,470,064.52			−11,396
ab) compulsory social security contributions, expenses for pensions and other employee benefits		−2,374,823.23	−14,844,887.75		−2,285
of which: for pensions	*−758,333.77*				*(−690)*
b) other administrative expenses			−16,456,029.85	−31,300,917.60	−14,413
Depreciation on and value adjustments to intangible and tangible assets				−2,655,335.55	−13,033
Other operating expenses				−8,127,314.79	−6,457
Write-downs of and value adjustments to claims and certain securities, as well as additions to the provision for possible loan losses				−73,865,080.09	−35,279
Income from write-ups to participating interests and trade investments, holdings in affiliated companies and securities treated as assets				1,820,174.12	0
Result arising from ordinary business activity				141,903,067.67	128,578
Income tax			−38,744,607.10		−37,422
Other taxes, unless already shown under 'Other operating expenses'			−158,460.57	−38,903,067.67	−156
Net income				103,000,000.00	91,000

Accounting and valuation methods

All claims appear at their nominal value pursuant to Section 340e (2) of the German Commercial Code *(HGB)*. The difference between the amount actually paid out and the nominal value is shown under 'Deferred items'. All recognizable individual risks in the lending business have been covered by the creation of individual value adjustments and provisions. For latent credit risks in the mortgage business, overall value adjustments were made to the extent permitted under tax legislation. As a provision for special risks inherent in banking activities, we have set up reserves pursuant to Section 340f of the German Commercial Code.

If assigned to the liquidity reserves, bonds and other fixed income securities have been valued according to the lower-of-cost-or-market principle (Section 253 (3) and 280 of the German Commercial Code). The fixed income securities assigned to fixed assets and investments have been valued at their adjusted purchase price. Premiums and discounts were spread over the securities' lives to maturity and were netted in the net interest income. Moreover, all securities assigned to the liquidity reserves, including derivatives which serve to hedge interest rate or currency risk, have been grouped into valuation units and valued at their adjusted purchase price.

The fund units included in the item 'Shares and other variable-yield securities' have been completely allocated to the liquidity reserves and have been valued according to the lower-of-cost-or-market principle.

Securities sold under agreements to repurchase, including the related profits, are shown and valued in the item to which they originally belonged. At the same time, a liability position equaling the agreed repurchase price is shown on the liabilities side. The difference between the agreed repurchase price and the amount received is shown under 'Deferred items' and included in the interest income on a time-proportion basis.

Securities purchased under agreements to resell are not shown in the balance sheet. The amount paid for the purchased securities is shown as claim on the pledgor. Premiums on these repurchase agreements are shown as deferred items on a time-proportion basis over the term of the agreement.

Participating interests and trade investments, as well as holdings in affiliated companies, have been included on the asset side of the balance sheet at their purchase price.

In accordance with their normal operating life, tangible assets are shown at their purchase price or manufacturing cost, less straight-line depreciation, or less the depreciation that is permissible under tax legislation if higher. In addition to straight-line depreciation we have also made use of the simplification under Section 6 (2) of the German Income Tax Act *(EStG)* for writing off minor-value assets.

All liabilities are shown on the liabilities side of the balance sheet at the respective amounts to be repaid. The difference between the nominal value and the issue price of liabilities is shown under 'Deferred items'. Zero bonds are reported at their issue price plus pro-rata interest, according to their issuance yields.
Provisions for contingent liabilities were made to cover expected losses.
Provisions for pension commitments have been calculated by applying 'Table 2005G' (Heubeck). Their partial value has been determined in accordance with the principles of actuarial science, assuming an interest rate of 6%.
Pursuant to Section 340h (1) of the German Commercial Code, all balance sheet items denominated in foreign currencies have been converted at the euro foreign exchange reference rate of the European Central Bank (ECB) on the balance sheet date. All foreign currency items have been hedged by currency swaps. Income and expenses deriving from the valuation of these items are shown in the profit and loss account.
Derivative transactions that aim to hedge interest rate, market, currency or counterparty risk are not subject to a separate valuation. As they are so-called open contracts they are not shown in the balance sheet.
When reporting the provision for possible loan losses, we netted income and expenses pursuant to the option in Section 340f (3) of the German Commercial Code.
Having revised the presentation of our balance sheet, we adjusted the previous year's figures in the following items of our profit and loss account:
- Interest income
- Write-downs of and value adjustments to claims and certain securities, as well as additions to the provision for possible loan losses

(in contrast to the previous year, price gains and losses from notes are no longer shown in the net interest income).
- Other administrative expenses
- Other operating income
- Other operating expenses

(costs relating to the outsourcing of the administration of home loans, as well as income from EDP services are reported in the other administrative expenses).

Maturity structure

The claims and liabilities shown below are classified according to their remaining time to maturity or periods of notice.

Breakdown by remaining time to maturity in € m

	2005	2004
Claims on banks	18,705.8	16,036.6
Payable on demand	*2,967.1*	*2,403.9*
Up to 3 months	*4,259.4*	*2,495.5*
More than 3 months, up to 1 year	*917.1*	*716.6*
More than 1 year, up to 5 years	*4,120.5*	*4,257.4*
More than 5 years	*6,441.7*	*6,163.2*
Claims on customers	31,395.7	29,370.2
Payable on demand	*101.7*	*311.3*
Up to 3 months	*2,244.5*	*1,929.2*
More than 3 months, up to 1 year	*1,749.5*	*2,120.4*
More than 1 year, up to 5 years	*13,549.3*	*11,018.4*
More than 5 years	*13,750.7*	*13,990.9*
Liabilities to banks	20,394.5	15,041.2
Payable on demand	*477.2*	*204.7*
Up to 3 months	*18,785.3*	*13,164.2*
More than 3 months, up to 1 year	*385.9*	*832.2*
More than 1 year, up to 5 years	*280.2*	*506.9*
More than 5 years	*465.9*	*333.2*
Liabilities to customers	3,796.9	4,159.5
Payable on demand	*6.1*	*4.0*
Up to 3 months	*212.9*	*536.3*
More than 3 months, up to 1 year	*145.6*	*721.8*
More than 1 year, up to 5 years	*1,124.6*	*955.1*
More than 5 years	*2,307.7*	*1,942.3*

	Due in 2006	Due in 2005
Bonds and other fixed income securities	2,648.6	1,815.6
Issued securities	21,051.2	20,160.9

Claims on/liabilities to affiliated companies/participating interests in € m

	Of which: on/to affiliated companies		Of which: on/to companies in which participating interests are held	
	2005	2004	2005	2004
Claims on				
– banks	597.0	445.8	—	—
– customers	209.3	305.3	—	—
Bonds and other fixed income securities	—	—	—	—
Liabilities to				
– banks	2,243.8	625.0	—	—
– customers	—	—	—	—
Securitized liabilities	—	—	—	—
Subordinated liabilities	—	—	—	—

The claims on and liabilities to affiliated companies are non-securitized claims and liabilities.

Negotiable securities in €1,000

	Total	Negotiable on a stock exchange	Listed on a stock exchange	Not listed on a stock exchange
Bonds and other fixed income securities	40,309,638.4	40,309,638.4	38,528,176.8	1,781,461.6
Nominal value	40,695,181.8	40,695,181.8	38,852,271.7	1,842,910.1
Shares and other variable-yield securities	1,447,119.6	—	—	—
Fund units	19,352,194	—	—	—
Participating interests and trade investments	—	—	—	—
Nominal value	33.2	—	—	—
Holdings in affiliated companies	1,652.3	—	—	—
Nominal value	640.3	—	—	—

Repurchase agreements

As of the balance sheet date, securities with a nominal value of €2,685m (2004: €210m) and a book value of €2,827.4m (2004: €208.1m) were sold under agreements to repurchase.

Participating interests and trade investments

The item 'Participating interests and trade investments' includes our share in the 'Börse Düsseldorf AG, Düsseldorf' amounting to €1.

Holdings in affiliated companies in €1,000

	Share of capital held	Equity capital	Net income for 2005
Essen Hyp Immobilien GmbH, Essen	100%	1,239.6	353.3
Immobilien Expertise GmbH, Essen	100%	482.3	334.2
REGINA Finanz- und Versicherungsvermittlung GmbH, Essen	100%	575.2	44.2
TIGNATO Beteiligungsgesellschaft mbH & Co. KG KölnTurm MediaPark KG, Düsseldorf	100%	1,617.7[1]	–153.4[1]

[1] preliminary figures

Assets transferred as security

Essen Hyp pledged fixed income securities at a market value of €11,222m (2004: €9,415m) and variable-yield securities (fund units) amounting to €336m (2004: €324m), of which €10,842m (2004: €8,978m) is in a pledged account with the Deutsche Bundesbank. These securities serve to secure liabilities to other banks. Furthermore, cash collateral of €2,653m (2004: €2,192m) was provided in order to secure liabilities resulting from financial futures transactions.

Other assets

This entry mainly comprises an offsetting item resulting from the valuation of foreign currency swaps, two commercial properties taken over to prevent losses, and tax refund claims.

Changes in the book value of fixed assets in €1,000

	Participating interests and trade investments	Holdings in affiliated companies	Intangible assets	Tangible assets	Bonds and notes
Purchase price/production cost carried forward on January 1, 2005	8.2	1,652.3	266.0	96,177.4	4,556,853.7
Additions in 2005	—	—	930.0	4,937.5	400,537.5
Disposals in 2005	2.2	—	—	25,668.8	3,726,054.6
Total write-offs	6.0	—	164.6	35,397.3	20,337.7
Net book value as of December 31, 2005	0.0	1,652.3	1,031.4	40,048.8	1,210,998.9
Net book value as of December 31, 2004	8.2	1,652.3	238.0	53,513.8	4,528,799.7
Write-offs in 2005	6.0	—	136.6	2,518.7	18,714.0

Minor-value assets are included under 'Additions' in the year under review and were written off completely. These write-offs were subsumed under 'Disposals' in the respective financial year.
Tangible assets also include the land and buildings, which are used by the bank as business premises, amounting to €11.8m (2004: €12.5m). The book value of the bank's furniture and equipment is €2.9m (2004: €2.6m).
Premiums and discounts relating to the purchase of bonds and notes were spread over the securities' lives to maturity. They are reported as income and expenses equivalent to interest in the profit and loss account. The premiums are shown as write-offs in the overview of the changes in the book value of fixed assets.
Due to the fact that all bonds and notes included in our fixed assets contain hidden reserves, we were not required to make special write-offs pursuant to Section 253 (2) (3) of the German Commercial Code in the period under review.

Depreciation for tax reasons

Pursuant to the principles of Section 7 (5) of the German Income Tax Act *(EStG)*, the declining balance method has been applied to depreciate our properties in Essen, Gildehofstrasse 1 and Gildehofstrasse 2. The amount written off was €1.4m (2004: €1.4m).

Deferred items in € m

	2005	2004
Assets		
Premiums relating to claims	285.8	281.8
Discounts relating to bonds issued	209.0	176.9
Total	494.8	458.7
Liabilities		
Discounts relating to claims	44.4	64.2
Premiums relating to bonds	4.8	5.6
Total	49.2	69.8

Other liabilities to banks

This item comprises, inter alia, open-market transactions totaling €11.2bn (2004: €9.2bn). The volume of securities deposited on a pledged account with the Deutsche Bundesbank was €11.6m (2004: €9.8bn). Also included in this item are term money borrowings and loans taken out, as well as pro-rata interest and interest due on swap transactions.

Other liabilities

This item mainly comprises pro-rata interest and interest due on subordinated liabilities and on profit-sharing certificates outstanding, as well as profit-sharing certificates due and the offsetting item resulting from the valuation of foreign currency swaps.

Subordinated liabilities

In case of bankruptcy or liquidation of Essen Hyp, subordinated liabilities are not considered for repayment until all creditors of non-subordinated claims have been satisfied. Early repayment is ruled out. The interest and discount expenditure for all subordinated loans was €20m (€21.3m).
The individual subordinated loans do not exceed the 10% limit of the total.

Profit-sharing certificates

The reported nominal amount of the profit-sharing certificates issued is €293.5m. This amount is split into bearer profit-sharing certificates totaling €141.7m and registered profit-sharing certificates totaling €151.7m (both nominal amounts). While some of the certificates bear variable interest rates, the rates of the fixed-rate certificates range between 5.7% and 8%. All profit-sharing certificates comply with the requirements of Section 10 (5) of the German Banking Act *(KWG)*.

Maturity structure of the profit-sharing certificates:

	€ m
2006	5.1
2007	88.3
2008	82.8
2009	30.7
2010	12.6
2011	33.5
2012	1.0
2013	39.5

As of December 31, 2005, none of the profit-sharing certificates totaling €200m, authorized during the Annual General Meeting of March 17, 2005, had been placed. The remaining authorized amount thus stands unchanged at €200m.

Subscribed capital/authorized capital

The General Meeting of March 17, 2005 authorized the Board of Managing Directors with the approval of the Supervisory Board to increase the share capital of the bank by a maximum nominal amount of €100m through the issue of new shares for cash in either one or several tranches by March 16, 2010. In the period under review the Board of Managing Directors did not make use of this authorization. Accordingly, the remaining amount of authorized capital is €100m.

At the Annual General Meeting of March 17, 2005 it was also decided to increase the bank's capital from corporate funds by €44.7m to 100%. This capital increase was subsequently carried out.

The bank's subscribed capital thus stands at €314m.

Number and denomination of shares

The bank's subscribed capital of €314m is split into 314,000,000 registered shares of €1 each. The capital is fully paid up.

Capital reserve in € m

	2005	2004
The bank's capital reserve has changed as follows:		
Balance carried forward on January 1	339.6	319.6
Allocations	—	20.0
Balance as of December 31	339.6	339.6

Revenue reserves

Pursuant to a resolution of the Annual General Meeting, revenue reserves were increased by €44.8m. Subsequently, €44.7m was taken from the 'other revenue reserves' and added to the bank's subscribed capital in order to increase the bank's capital from corporate funds.

Contingent liabilities

This item does not include any significant individual amount.

Other commitments in € m

	2005	2004
Total irrevocable lending commitments:		
Mortgage loans	790.7	325.2
Public-sector loans	23.6	0.5
Total	814.3	325.7

Personnel expenses

In 2005 personnel expenses totaled € 14,844,900 (2004: € 13,680,700). This includes the total compensation of € 1,013,300 (2004: € 1,404,600) received by the members of the Board of Managing Directors. This figure includes performance-related payments totaling € 464,100 (2004: € 588,500). Payments to former members of the Board of Managing Directors totaled € 59,100 (2004: € 85,000). The reserve for these payments amounts to € 445,100 (2004: € 340,000).

Other administrative expenses

The other administrative expenses for the bank's operations amounted to € 16,456,000 (2004: € 14,413,000), including the compensation of € 189,000 (2004: € 194,000) received by the members of the Supervisory Board. This figure includes variable payments totaling € 88,000 (2004: € 88,000).

Auditors' fees reported as expenses in the year under review for

	in € 1,000
a) audit of the annual accounts	384
b) other certification and valuation services	51
c) tax consultancy services	11
d) other services	128
Total	574

Other operating income and expenses

Other operating income mainly relates to rental income, insurance proceeds, book profit from the disposal of tangible assets and income from servicing agreements. Other operating expenses mainly refer to pro-rata operating costs paid by our tenants, as well as on-going maintenance costs relating to our properties.

Income tax

Income tax has been allocated to the result arising from ordinary business activity. A tax group *(Organschaft)* with the Commerzbank AG for turnover or trade tax consolidation purposes has not been formed.

Appropriation of profit

The net income, amounting to € 103,000,000, represents the distributable profit.

Cover pool of our public-sector Pfandbriefe in €1,000

	2005	2004
Claims on banks		
– public-sector loans	11,186,760	10,800,864
Claims on customers		
– mortgage loans (guaranteed by public-sector bodies)	15,621	16,488
– public-sector loans	23,677,429	21,117,750
Bonds and other fixed income securities (book value in € 1,000: 26,678,648)	26,460,203	20,770,429
Total cover assets	61,340,013	52,705,531
Total volume of public-sector Pfandbriefe requiring cover	59,759,925	51,340,378
Surplus cover	1,580,088	1,365,153

Cover pool of our mortgage Pfandbriefe in €1,000

	2005	2004
Claims on customers		
– mortgage loans	4,319,537	4,037,890
Tangible assets (land charges on property owned by the bank)	17,486	17,486
Bonds and other fixed income securities (book value in € 1,000: 275,000)	275,000	425,000
Total cover assets	4,612,023	4,480,376
Total volume of mortgage Pfandbriefe requiring cover	4,198,079	4,127,597
Surplus cover	413,944	352,779

Compulsory sales/administration pending as of December 31

	Compulsory sales		Administration		Compulsory sales and administration		Total number of cases		Compulsory sales effected	
	2005	2004	2005	2004	2005	2004	2005	2004	2005	2004
Residential properties	64	41	5	4	15	20	84	65	21	16
Commercial properties	4	3	3	7	15	14	22	24	7	3
Total	68	44	8	11	30	34	106	89	28	19

Properties which are placed under compulsory sale proceedings or administration have been taken out of the cover pool.
In 2005 Essen Hyp was not required to take possession of a property in order prevent losses from being incurred (2004: 1 property).

Interest in arrears on claims serving as cover for mortgage Pfandbriefe
On the balance sheet date, interest in arrears for more than three months totaled €0.6m. €0.2m thereof relates to commercial properties and €0.4m to residential properties.

Repayments on mortgage loans serving as cover in € m

	Commercial	Residential
Repayments during 2005		
Through amortization	258.1	193.3
Other	252.4	90.5
Total	510.5	283.8

Financial derivatives in € m

	Nominal amount				Market value		
	Remaining time to maturity						
Interest-based transactions:	<= 1 year	1–5 years	> 5 years	Total	Positive	Negative	Total
Interest rate swaps (same currency)	15,773	86,157	78,149	180,079	3,065	–6,964	–3,899
Interest rate option sales	77	1,125	4,046	5,248	94	–639	–545
Other interest contracts	511	458	—	969	5	–4	1
Credit derivatives	—	—	679	679	87	—	87
Currency-based transactions:							
Currency swaps	867	2,222	2,743	5,832	87	–167	–80
Total	17,228	89,962	85,617	192,807	3,338	–7,774	–4,436

All derivatives serve to hedge interest rate and market price fluctuations, as well as currency and counterparty risk. We have not traded in financial derivatives. The negative market values of the derivatives are offset by valuation reserves from the underlying transactions in the valuation units and by valuation reserves in our loan and securities portfolios, which were covered as a part of our macro hedging. The overall market value of all interest-bearing transactions of our bank is clearly positive.

Breakdown of partners in financial derivatives in € m

	Volume	
	2005	2004
OECD banks	192,807	227,788.0

In accordance with *Grundsatz I,* the counterparty risk is calculated by applying the mark-to-market method and totals €869.5m (2004: €984m). First, we have determined the positive market values, taking into account counterparty netting agreements. These figures were then increased by the premium which applies to the relevant counterparty.

Total volume of foreign currency positions in € m

	2005	2004
Assets	2,476.5	1,698.6
Liabilities	2,701.5	732.7

All foreign currency positions have been hedged by corresponding rate-hedging transactions in order to eliminate currency risk.

Loans to Board members in € m

	2005	2004
Board of Managing Directors	1.5	1.7
Supervisory Board	3.7	18.3
Total	5.2	20.0

Average number of staff

	Collectively negotiated salaries (non-exempt)		Individually agreed salaries (exempt)	
	2005	2004	2005	2004
Full-time staff	79	76	51	49
Trainees	12	6	—	—
Part-time staff	9	9	2	2
Total	100	91	53	51

The average number of staff employed in 2005 was 153 (2004: 142).

Statement in accordance with Section 20 (1) and (4) of the German Stock Corporation Act *(AktG)*

We were informed by the Commerzbank AG, Frankfurt, that it holds more than 50% of the shares issued by our company. Additionally, we were informed by the Helvetic Grundbesitz Verwaltung GmbH, Berlin, that it holds more than 25% of the shares issued by our company.

Corporate Governance Code – Declaration of Compliance

The Board of Managing Directors and the Supervisory Board of Hypothekenbank in Essen AG issued a Declaration of Compliance, which can be viewed on our company website www.essenhyp.com.

Commitments to affiliated companies

We have committed ourselves to bear any and all losses of our affiliated company TIGNATO Beteiligungsgesellschaft mbH & Co. KG KölnTurm MediaPark KG, Düsseldorf.

Other commitments

Our payment obligations under servicing, lease and license agreements total €7.6m p.a. for the next three years.

Pfandbriefe outstanding and corresponding cover assets in € m

	Nominal value	Present value	Risk-adjusted present value
a) Total amount outstanding			
Mortgage Pfandbriefe	4,198.1	4,243.9	4,154.7
Cover assets	4,612.0	5,015.3	4,765.7
of which: derivatives	—	—	—
of which: additional cover	275.0	358.7	326.0
Surplus cover	413.9	771.4	611.0

	<= 1 year	> 1 year <= 5 years	> 5 years <= 10 years	> 10 years
Supplementary to a): Maturity structure (remaining time to maturity)				
Mortgage Pfandbriefe	1,681.5	1,721.2	780.4	15.0
Cover assets	412.5	716.1	2,689.4	794.0
of which: additional cover	—	—	—	275.0

	Nominal value	Present value	Risk-adjusted present value
b) Total amount outstanding			
Public-sector Pfandbriefe	59,759.9	60,036.9	58,600.8
Cover assets	61,340.0	64,646.4	62,366.1
of which: derivatives	—	—	—
of which: additional cover	1,074.1	1,096.1	1,076.8
Deduction: currency scenario	—	—	260.6
Surplus cover	1,580.1	4,609.5	3,504.7

	<= 1 year	> 1 year <= 5 years	> 5 years <= 10 years	> 10 years
Supplementary to b): Maturity structure (remaining time to maturity)				
Public-sector Pfandbriefe	12,944.6	37,518.5	8,433.0	863.8
Cover assets	6,813.7	24,510.0	24,397.3	5,619.0
of which: additional cover	—	327.1	747.0	—

Breakdown of mortgage loans serving as cover for mortgage Pfandbriefe by loan size

Mortgage loans serving as cover in € m

<= € 300,000	3,202.5
> € 300,000 – € 5,000,000	414.7
> € 5,000,000	719.8
Total	4,337.0

Breakdown of mortgage loans serving as cover for mortgage Pfandbriefe by country in which the properties are located and by type of property Cover assets in € m

	Commercial	Residential
Germany		
Condominiums	—	651.7
One-family houses	—	2,437.9
Multi-family houses	—	450.4
Office	382.3	—
Retail	230.6	—
Industrial	57.8	—
Other commercial properties	97.1	—
Total	767.8	3,540.0
Belgium		
Multi-family houses	—	0.5
Office	1.0	—
Total	1.0	0.5
France		
Office	0.1	—
Total	0.1	0.0
The Netherlands		
Office	27.6	—
Total	27.6	0.0
Total	796.5	3,540.5

Payments in arrears in respect of the mortgage loans serving as cover in € m

Germany	
Total amount of payments in arrears for more than 90 days	0.0
Total	0.0

Public-sector loans serving as cover for public-sector Pfandbriefe Cover assets in € m

	Austria	Belgium	Canada	Cyprus	Czech Republic	Denmark
Government	92.0	28.2	—	99.5	238.0	—
Regional authorities	—	—	324.4	—	—	—
Local authorities	—	—	—	—	49.1	—
Other borrowers	1,056.4	90.0	93.4	—	12.7	79.0
Total	1,148.4	118.2	417.8	99.5	299.8	79.0

	Finland	France	Germany	Greece	Hungary	Iceland
Government	51.1	202.5	2,702.8	102.5	545.3	—
Regional authorities	—	—	25,612.1	—	—	—
Local authorities	—	26.8	2,494.3	—	—	—
Other borrowers	74.0	700.0	20,612.3	35.0	50.0	110.5
Total	125.1	929.3	51,421.5	137.5	595.3	110.5

	Italy	Latvia	Lithuania	Poland	Portugal	Slovak Republic
Government	—	45.0	39.0	499.4	680.0	317.5
Regional authorities	304.7	—	—	—	—	—
Local authorities	119.5	—	—	—	—	—
Other borrowers	200.0	—	—	—	—	—
Total	624.2	45.0	39.0	499.4	680.0	317.5

	Slovenia	Spain	Sweden	Switzerland	The Netherlands	United Kingdom
Government	54.1	—	—	—	—	—
Regional authorities	—	1,538.2	—	189.3	—	—
Local authorities	—	—	146.6	—	3.8	—
Other borrowers	—	401.1	—	—	68.0	233.0
Total	54.1	1,939.3	146.6	189.3	71.8	233.0

	United States	Other				
Government	84.4	452.8				
Regional authorities	200.4	62.0				
Local authorities	33.1	—				
Other borrowers	66.2	120.0				
Total	384.1	634.8			Total	61,340.0

Total amount of payments in arreas for more than 90 days in € m

Total (all countries)	0.0

Consolidated annual accounts

Commerzbank AG, Frankfurt am Main, holds an interest of more than 50% in our company.

The present annual accounts of Hypothekenbank in Essen AG will be included in the consolidated annual accounts of the Commerzbank Group, which have been compiled in accordance with the adopted and published International Accounting Standards (IAS) and/or the International Financial Reporting Standards (IFRS). Any accounting, valuation and consolidation methods applied in these IAS/IFRS accounts, which deviate from German law, are explained in the notes to the consolidated annual accounts. Our subsidiaries REGINA Finanz- und Versicherungsvermittlung GmbH, Essen, Essen Hyp Immobilien GmbH, Essen, and Immobilien Expertise GmbH, Essen are not included in the consolidated annual accounts of the Commerzbank Group.

The consolidated annual accounts of the Commerzbank Group as of December 31, 2004 were deposited with the local court *(Amtsgericht)* of Frankfurt am Main, HRB (Register of Companies) No. 32000, and published in the Federal Gazette *(Bundesanzeiger)* No. 161, dated August 26, 2005, pages 19,366 to 19,421.

The consolidated annual accounts as of December 31, 2005 will also be deposited with the local court *(Amtsgericht)* Frankfurt am Main and published in the Federal Gazette *(Bundesanzeiger)*.

Seats on Supervisory Boards and other Supervisory Committees

Hubert Schulte-Kemper

- Vestische Straßenbahnen GmbH; Chairman of the Supervisory Board *(until March 10, 2005)*
- LEG Landesentwicklungsgesellschaft NRW GmbH, Düsseldorf *(since October 20, 2005)*

Supervisory Board

DR. ERIC STRUTZ
Chairman *(since September 15, 2005)*
Member of the Board of Managing Directors,
Commerzbank AG

ANDREAS DE MAIZIÈRE
(until September 15, 2005)
Chairman

DIPL.-OEC. BERTA SCHUPPLI
Deputy Chairman

DIETER DISSE
(until March 17, 2005)
Bank Employee

UTE GIBBELS
(until March 17, 2005)
Bank Employee

WOLFGANG HARTMANN
(since September 15, 2005)
Member of the Board of Managing Directors,
Commerzbank AG

DR. RENATE KRÜMMER
Executive Vice President
Group Strategy and Controlling,
Commerzbank AG

ERICH LABS
(since March 17, 2005)
Bank Employee

KURT MÜLLER
(since March 17, 2005)
Appraiser

Board of Managing Directors

HUBERT SCHULTE-KEMPER
Chairman

MICHAEL FRÖHNER

Essen, February 10, 2006
Hypothekenbank in Essen Aktiengesellschaft

The Board of Managing Directors

Schulte-Kemper
Fröhner

Auditors' Certificate

"We have audited the annual accounts consisting of the balance sheet, profit and loss account and notes, plus the books of account and the management report of Hypothekenbank in Essen AG for the financial year from January 1, 2005 to December 31, 2005. The maintenance of the books and records and the preparation of the annual accounts and management report in accordance with German commercial law and the additional provisions of the articles of association are the responsibility of the Company's Board of Managing Directors. Our responsibility is to express, on the basis of our audit, an opinion on the annual accounts, including the books of account, and on the management report.

We conducted our audit of the annual accounts in accordance with Section 317 of the German Commercial Code *(HGB)* and the generally accepted German standards for the audit of annual accounts promulgated by the German Institute of Auditors *(Institut der Wirtschaftsprüfer, IDW)*. These standards require that we plan and perform the audit such that misstatements materially affecting the presentation of the net assets, financial positions and results of operations in the annual accounts – in accordance with the German principles of proper accounting – and in the management report are detected with reasonable assurance. Knowledge of the business activities and the economic and legal environment of the Company and evaluations of possible misstatements are taken into account in the determination of audit procedures. Within the framework of the audit, the effectiveness of the internal control system and the evidence supporting the disclosures in the books and records, the annual accounts and the management report are examined primarily on a sample basis. The audit includes assessing the accounting principles used and significant estimates made by the Board of Managing Directors as well as evaluating the overall presentation of the annual accounts and management report. We believe that our audit provides a reasonable basis for our opinion.

Our audit has not led to any reservations.

In our opinion, which is based on the insights we gained during our audit, the annual accounts comply with applicable laws and the supplementary provisions in the bank's articles of association and give a true and fair view of the net assets, financial position and results of operations of the Company in accordance with the German principles of proper accounting. The management report is consistent with the annual accounts, provides an accurate understanding of the Company's position and suitably presents the opportunities and risks of future development."

Düsseldorf, February 14, 2006

PricewaterhouseCoopers Aktiengesellschaft
Wirtschaftsprüfungsgesellschaft

Dr. Erner	ppa. Meteling
Auditor	Auditor

Report of the Supervisory Board

The Supervisory Board carried out its duties in accordance with applicable law and the bank's articles of association, constantly supervising the conduct of the bank's affairs. In six meetings and numerous individual discussions we were informed by the Board of Managing Directors about the business policy, general management issues, the situation and development of the bank and major business transactions. All these topics were thoroughly discussed with the Board of Managing Directors.

The Supervisory Board appointed a Presiding Committee and a Risk Committee staffed with members of the Board. In 2005 the Presiding Committee met four times. In five meetings, the Risk Committee dealt with risk management issues, such as market, liquidity, credit and counterparty risks, as well as operational and other risks. In the periods between meetings, loans requiring approval were submitted and approved by the exchange of letters.

The annual accounts and the management report for the financial year 2005 were audited by PricewaterhouseCoopers Aktiengesellschaft, Wirtschaftsprüfungsgesellschaft, Frankfurt am Main, appointed as auditors at the Annual General Meeting, and received their unqualified certification.

The annual accounts, the management report and the auditors' reports were made available to all members of the Supervisory Board in good time for the relevant Board meeting. The auditors were available to inform the Supervisory Board about important results from their audit and to answer questions. The Supervisory Board has signified its agreement with the results of the audit.

The Supervisory Board's final examination of the annual accounts, the management report and the proposals as to the appropriation of the distributable profit has revealed no cause for objections.

The Supervisory Board has approved the annual accounts presented by the Board of Managing Directors. They may accordingly be regarded as adopted. The Supervisory Board concurs with the proposal of the Board of Managing Directors as to the profit appropriation. Pursuant to Section 312 of the German Stock Corporation Act *(AktG)*, the Board of Managing Directors also prepared a report on relations with affiliated companies and presented it to the Supervisory Board, together with the corresponding auditors' report by PricewaterhouseCoopers Aktiengesellschaft, Wirtschaftsprüfungsgesellschaft, Frankfurt am Main.

The Supervisory Board has examined the report of the Board of Managing Directors and has approved

both this report and the findings of the auditors' report. The auditors have provided the following certification for the report of the Board of Managing Directors on the bank's relations with affiliated companies:
"Having conducted our audit and evaluation in accordance with professional auditing standards, we confirm that

1. The actual details of the report are accurate;
2. The company's consideration in the transactions detailed in the report was not unreasonably high."

Following the final results of its examination, the Supervisory Board has raised no objections as regards the declaration of the Board of Managing Directors in its report on relations with affiliated companies.
The Supervisory Board wishes to express its sincere thanks and appreciation to the Board of Managing Directors and the bank's staff for their outstanding efforts.
With effect from September 15, 2005 Andreas de Maizière resigned from his position as the Chairman of the Supervisory Board. Appointed member of the Supervisory Board of Hypothekenbank in Essen AG in March 2001 and Chairman of the Supervisory Board in March 2004, Andreas de Maizière has had a major impact on the bank's development. The Supervisory Board and the Board of Managing Directors would like to extend their thanks to Mr. de Maizière for his commitment.
On September 15, 2005 Dr. Eric Strutz was elected Chairman of the Supervisory Board. Dr. Strutz has been a member of the Supervisory Board and its Committees since January 2002.
During an extraordinary General Meeting on September 15, 2005 Wolfgang Hartmann was unanimously elected as new member of the Supervisory Board.

Essen, March 23, 2006

The Supervisory Board

Dr. Eric Strutz
(Chairman)

Head Office

ESSEN
Gildehofstrasse 1
45127 Essen
Germany
PO Box 10 18 61
45018 Essen
Germany
Tel.: +49 2 01 81 35-0
Fax: +49 2 01 81 35-200
Internet: www.essenhyp.com
E-mail: info@essenhyp.com

Registered under
HRB (Register of Companies) Essen No. 7083

Branches

BERLIN
Jägerstrasse 58
10117 Berlin
Germany
Tel.: +49 30 81 45 07-10
Fax: +49 30 81 45 07-29
E-mail: berlin@essenhyp.com

FRANKFURT/MAIN
Westendstrasse 19
60325 Frankfurt/Main
Germany
Tel.: +49 69 17 20 65
E-mail: frankfurt@essenhyp.com

HAMBURG
Fleethof – Stadthausbrücke 1
20355 Hamburg
Germany
Tel.: +49 40 32 52 43-00
Fax: +49 40 32 52 43-29
E-mail: hamburg@essenhyp.com

MUNICH
Romanstrasse 43
80639 München
Germany
Tel.: +49 89 29 16 17-52
Fax: +49 89 29 16 17-54
E-mail: muenchen@essenhyp.com

Representative Offices

BRUSSELS
Rue de l'Amazone 2
1050 Bruxelles
Belgium
Tel.: +32 2 5 34 95 95
Fax: +32 2 5 34 96 96
E-mail: bruessel@essenhyp.com

LONDON
6th Floor
60 Gracechurch Street
London EC3V 0HR
Great Britain
Tel.: +44 20 72 83 41 43
Fax: +44 20 72 83 26 49
E-mail: london@essenhyp.com

NEW YORK
(until January 31, 2006)
375 Park Avenue
26th Floor, Suite 2603
New York, NY 10152
United States
Tel.: +1 212 750 88 55
Fax: +1 212 750 85 55
E-mail: newyork@essenhyp.com

PARIS
9, avenue de Friedland
75008 Paris
France
Tel.: +33 1 42 25 25 30
Fax: +33 1 42 25 25 39
E-mail: paris@essenhyp.com

Annual Report 2005

Publisher	Hypothekenbank in Essen AG, Essen
Design	vE&K Werbeagentur GmbH & Co. KG, Herthastrasse 7, Essen
Photography	Paul Schmitz, Cologne
Print	Buersche Druckerei Dr. Neufang KG, Gelsenkirchen

This annual report is also available in German.
The German version is binding in all matters of interpretation.

At a glance

At a glance

in € m, as at year-end	2004	2005
Balance sheet total	79,461	92,781
Claims outstanding		
Mortgage loans	7,258	6,926
Public-sector loans	33,102	35,824
Securities issued by other borrowers	30,588	39,855
Other loans/other claims	5,047	7,352
Bonds and notes issued		
Mortgage Pfandbriefe	4,173	4,250
Public-sector Pfandbriefe	52,571	60,972
Other bonds and notes/other liabilities	20,855	25,770
New lending commitments		
Mortgage loans	1,956	1,770
Public-sector loans	4,538	10,898
Securities issued by other borrowers	10,541	16,156
Capital and reserves		
Subscribed capital and reserves	654	699
Profit-sharing certificates	319	293
Subordinated liabilities	358	290
Net interest and commission income	205.9	249.3
General operating expenses		
Personnel expenses	13.7	14.8
Other administrative expenses	14.4	16.5
Depreciation on tangible assets	13.0	2.7
Cost income ratio in %	14.9[1]	13.6
Operating result	128.6	141.9
Net income	91.0	103.0

Note: [1] Special effects from partial write-downs have not been taken into account.

www.essenhyp.com


HYPOTHEKENBANK IN ESSEN AG

Gildehofstrasse 1 | 45127 Essen | Germany
Tel.: +49 2 01 81 35-0 | Fax: +49 2 01 81 35-2 00
info@essenhyp.com